EXHIBIT 2.1

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

VIISAGE TECHNOLOGY, INC., IRELAND ACQUISITION CORP.,

AND

IMAGING AUTOMATION, INC.

October 5, 2004

Table of Contents

(continued)

Table of Contents

(continued)

Index of Exhibits

Exhibit 1.3 -	Special Liabilities

Exhibit A -	Form of Certificate of Merger

Exhibit B -	Form of Investment Representation Letter

Exhibit C -	Form of Escrow Agreement

Exhibit D -	Disclosure Statement

Exhibit E -	Form of Registration Rights Agreement

Exhibit F -	Form of Non-Competition Agreement

Exhibit G -	Form of Consulting Agreement

Exhibit H -	Form of Stockholder Representative Agreement

Exhibit I -	Form of Opinion of Counsel to the Company

Exhibit J -	Form of Opinion of Counsel to the Buyer and Merger Sub

AGREEMENT AND PLAN OF MERGER

Agreement entered into as of October 5, 2004 by and among Viisage Technology, Inc., a Delaware corporation (the “Buyer”), Ireland Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of the Buyer (“Merger Sub”), and Imaging Automation, Inc., a Delaware corporation (the “Company”). The Buyer, Merger Sub and the Company are referred to collectively herein as the “Parties”.

This Agreement contemplates a merger of Merger Sub into the Company. In such merger, the stockholders of the Company will receive cash or a combination of cash and common stock of the Buyer in exchange for their capital stock of the Company.

An index of defined terms used herein is included in Article VIII.

Now, therefore, in consideration of the representations, warranties and covenants herein contained, the Parties agree as follows.

ARTICLE I

THE MERGER

1.1 The Merger. Upon and subject to the terms and conditions of this Agreement, Merger Sub shall merge with and into the Company (with such merger referred to herein as the “Merger”) at the Effective Time (as hereinafter defined). From and after the Effective Time, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation in the Merger (the “Surviving Corporation”). The “Effective Time” shall be the time at which the Surviving Corporation files a certificate of merger in substantially the form of Exhibit A hereto, prepared and executed in accordance with Section 251(c) of the Delaware General Corporation Law (the “Certificate of Merger”) with the Secretary of State of the State of Delaware. The Merger shall have the effects set forth in Section 259 of the Delaware General Corporation Law.

1.2 The Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Choate, Hall & Stewart in Boston, Massachusetts concurrently with the execution and delivery of this Agreement, following the delivery of the items and the performance of the actions described in Article IV hereof. On the date hereof, promptly following the execution and delivery of this Agreement, the Parties shall cause the Certificate of Merger to be filed with the Secretary of State of Delaware in accordance with the relevant provisions of the Delaware General Corporation Law.

1.3 Special Liabilities; Tax-Free Reorganization.

(a) Special Liabilities. The Buyer shall discharge the obligations and liabilities of the Company specified on Exhibit 1.3 hereto (collectively, the “Special Liabilities”). The Special Liabilities will be paid by the Buyer out of the Total Cash Consideration at or after the Closing, as indicated on Exhibit 1.3. The aggregate amount of the Special Liabilities, as set forth on Exhibit 1.3, is sometimes referred to herein as the “Special Liabilities Amount”.

(b) Tax Free Reorganization. For federal income tax purposes, it is intended that the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), except to the extent that the consideration is cash as provided herein.

1.4 Conversion of Shares; Treatment of Company Options.

(a) Certain Definitions. As used herein, the following terms shall have the meanings set forth below:

(i) “Accredited Stockholder” shall mean a Stockholder (as hereinafter defined) who has delivered a duly executed and completed Investment Representation Letter in the form of Exhibit B hereto indicating, to the reasonable satisfaction of the Buyer (which satisfaction shall be evidenced by the Buyer’s execution of a counterpart signature page to each such Investment Representation Letter), that such Stockholder is an “accredited investor” as that term is defined in Rule 501(a) promulgated under the Securities Act of 1933, as amended (the “Securities Act”).

(ii) “Adjusted Cash Consideration” shall mean the Total Cash Consideration, minus the Special Liabilities Amount, minus the Stockholder Representative Reserve Amount (as hereinafter defined), minus the Carve-Out Cash Amount (as hereinafter defined).

(iii) “Adjusted Stock Consideration” shall mean the Total Stock Consideration, minus the Carve-Out Stock Amount (as hereinafter defined), minus the Sale Payout Stock Amount (as hereinafter defined).

(iv) “Aggregate Liquidation Preference Amount” shall mean the aggregate amount payable to the holders of the Company Preferred Stock in respect of the “Series A Liquidation Preference” (as that term is defined in the Company’s Certificate of Incorporation in effect on the date hereof), as set forth on Section 2.2 of the Disclosure Schedule.

(v) “Aggregate Option Exercise Value” shall mean the aggregate amount of the exercise prices of all Company Options granted under the Company’s 2003 Employee, Director and Consultant Stock Plan, as set forth on Section 2.2 of the Disclosure Schedule.

(vi) “As-Converted Basis” shall mean, with reference to each share of Company Preferred Stock and each Company Option Share, the number of shares of Company Common Stock into which such security is convertible or exchangeable immediately prior to the Effective Time.

(vii) “Buyer Common Stock” shall mean the Common Stock, $0.001 par value per share, of the Buyer.

(viii) “Buyer Common Stock Reference Price” shall mean, $6.7385.

(ix) “Closing Company Common Stock Per Share Amount” shall mean the quotient obtained by dividing (A) the Closing Payment by (B) the number of Fully Diluted Company Shares.

(x) “Closing Company Preferred Stock Per Share Liquidation Preference” shall mean the quotient obtained by dividing (I) the Aggregate Liquidation Preference Amount by (II) the number of shares of Company Preferred Stock outstanding immediately prior to the Effective Time.

(xi) “Closing Payment” shall mean an amount equal to the sum of (A) the Adjusted Cash Consideration, plus (B) the Adjusted Stock Consideration, plus (C) the Aggregate Option Exercise Value minus (D) the Aggregate Liquidation Preference Amount,.

(xii) “Company Common Stock” shall mean the Common Stock, $0.0001 par value per share, of the Company.

(xiii) “Company Option” shall mean an unexercised option or right to purchase shares of Company Common Stock outstanding immediately prior to the Effective Time, as set forth on Section 2.2 of the Disclosure Schedule.

(xiv) “Company Option Share Conversion Ratio” shall mean the amount obtained by dividing (A) the Company Option Share Conversion Value by (B) the Buyer Common Stock Reference Price.

(xv) “Company Option Share Conversion Value” shall mean the amount obtained by dividing (A) the product obtained by multiplying (1) the Closing Payment by (2) the quotient obtained by dividing (y) the total number of all Company Option Shares by (z) the Fully-Diluted Company Shares by (B) the total number of Company Option Shares.

(xvi) “Company Option Shares” shall mean each share of Company Common Stock subject to a Company Option, as set forth on Section 2.2 of the Disclosure Schedule.

(xvii) “Company Preferred Stock” shall mean the Series A Convertible Preferred Stock, $0.0001 par value per share, of the Company.

(xviii) “Company Stock” shall mean the Company Common Stock and the Company Preferred Stock (on an As-Converted Basis).

(xix) “Fully-Diluted Company Shares” shall mean an amount equal to the sum of (A) the number of shares of Company Common Stock held of record immediately prior to the Effective Time, plus (B) the number of shares of Company Preferred Stock (on an As-Converted Basis) held of record immediately prior to the Effective Time, plus (C) the number of Company Option Shares issuable immediately prior to the Effective Time under Company Options granted under the Company’s 2003 Employee, Director and Consultant Stock Plan.

(xx) “Merger Shares” shall mean the shares of Buyer Common Stock issued pursuant to this Agreement.

(xxi) “Non-Accredited Stockholder” shall mean any Stockholder other than an Accredited Stockholder.

(xxii) “Person” shall mean any individual, or any corporation, partnership, limited liability company, trust, joint venture or any other type of entity, regardless of form.

(xxiii) “Stockholder” shall mean any Person that holds beneficially or of record any shares of Company Stock immediately prior to the Effective Time.

(xxiv) “Total Cash Consideration” shall mean Six Million Twelve Thousand Nine Hundred Forty-Nine and Twenty-Six Hundredths Dollars ($6,012,949.26).

(xxv) “Total Stock Consideration” shall mean Thirty Million Eighty-Seven Thousand Fifty and Seventy-Four Hundredths Dollars ($30,087,050.74).

(b) Conversion of Company Stock. Subject to the provisions of Section 1.6, at the Effective Time, by virtue of the Merger, and without any action on the part of any holder of Company Stock or any other Person:

(i) each share of Company Preferred Stock outstanding immediately prior to the Effective Time shall be converted into and represent the right to receive an amount equal to the sum of (A) the Closing Company Preferred Stock Per Share Liquidation Preference, plus (B) the Closing Company Common Stock Per Share Amount plus (C) any payment that becomes payable to the Stockholders pursuant to Section 1.9;

(ii) each share of Company Common Stock outstanding immediately prior to the Effective Time shall be converted into and represent the right to receive an amount equal to the sum of (A) the Closing Company Common Stock Per Share Amount plus (B) any payment that becomes payable to the Stockholders pursuant to Section 1.9;

(iii) each share of Company Stock held in the Company’s treasury immediately prior to the Effective Time shall be cancelled and retired without payment of any consideration therefor; and

(iv) each share of Merger Sub common stock outstanding immediately prior to the Effective Time shall be converted into one validly issued and fully paid share of common stock, $0.01 par value per share, of the Surviving Corporation.

(c) Payment of Merger Consideration.

(i) Payments in Respect of Company Stock. After the Effective Time, the holders of Company Stock, upon surrender of Certificates in accordance with the provisions of Section 1.7, shall be entitled to receive payment of the consideration into which their shares of Company Stock have been converted in accordance with Section 1.4(b) as follows:

(A) all payments to Non-Accredited Stockholders in respect of the consideration into which their shares of Company Stock were converted in accordance with Section 1.4(b) shall be paid by the Buyer entirely in cash, in U.S. dollars, by check or wire transfer of immediately available funds, rounded down to the nearest cent; and

(B) subject to Section 1.5, all payments to Accredited Stockholders in respect of the consideration into which their shares of Company Stock were converted in accordance with Section 1.4(b), shall be paid by the Buyer in shares of Buyer Common Stock valued at the Buyer Common Stock Reference Price, with any fractional shares of Buyer Common Stock being treated as provided in Section 1.8.

(ii) Payments in Respect of the Company Carve-Out Plan. At the Closing, the Buyer shall pay to each participant in the Company Carve-Out Plan (as hereinafter defined) the full amount of each such participant’s Carve-Out Value (as hereinafter defined), as set forth on Section 2.2(b) of the Disclosure Schedule. All such payments to Non-Accredited Carve-Out Participants (as hereinafter defined) shall be paid in cash (by check or wire transfer in immediately available funds, at the option of the Buyer) and all such payments to Accredited Carve-Out Participants (as hereinafter defined) shall be paid in shares of Buyer Common Stock valued at the Buyer Common Stock Reference Price, with any fractional shares of Buyer Common Stock being treated as provided in Section 1.8. The aggregate amount of cash payable pursuant to this Section 1.4(c)(ii) is referred to as the “Carve-Out Cash Amount”, and the aggregate value of the Buyer Common Stock payable pursuant to this Section 1.4(c)(ii) is referred to as the “Carve-Out Stock Amount”.

(iii) Sale Payouts. At the Closing, the Buyer shall pay the Sale Payout Amounts (as hereinafter defined) to the Sale Payout Beneficiaries (as hereinafter defined) in shares of Buyer Common Stock valued at the Buyer Common Stock Reference Price, with any fractional shares of Buyer Common Stock being treated as provided in Section 1.8.

(d) Treatment of Company Options.

(i) At the Effective Time, Buyer shall assume each Company Option and each Stock Plan. Each Company Option so assumed by Buyer pursuant to this section shall continue to have, and be subject to, the same terms and conditions (including vesting terms) set forth in the applicable Stock Plan and the option agreements relating thereto, as in effect immediately prior to the Effective Time, except that (1) each assumed Company Option will be exercisable (or will become exercisable in accordance with its terms) for that number of shares of Buyer Common Stock as is determined by multiplying (A) the number of Company Option Shares subject to such Company Option by (B) the Company Option Share Conversion Ratio (with any fraction resulting from such multiplication to be rounded down to the nearest whole number); and (2) the exercise price per share of each assumed Company Option shall be equal to (y) the exercise price of such Company Option immediately prior to the Effective Time, divided by (z) the Company Option Share Conversion Ratio (rounded up to the nearest whole cent). The term, exercisability, vesting schedule, status as an “incentive stock option” under Section 422 of the Code, if applicable, and all of the other terms of the Company Options shall otherwise remain unchanged.

(ii) As soon as practicable after the Effective Time, the Buyer or the Surviving Corporation shall deliver to the holders of Company Options appropriate notices describing such holders’ rights pursuant to such Company Options, as amended in accordance with this Section 1.4(d), and the agreements evidencing such Company Options shall continue in effect on the same terms and conditions (subject to such amendments and such notice).

(iii) The Buyer shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Buyer Common Stock for delivery upon exercise of the Company Options in accordance with this Section 1.4(d). Within ten (10) days after the Effective Time, the Buyer shall file a registration statement on Form S-8 (or any successor form) under the Securities Act of 1933, as amended (the “Securities Act”) with respect to all shares of Buyer Common Stock subject to such Company Options that may be registered on a Form S-8, and shall use its best efforts to maintain the effectiveness of such registration statement for so long as such Company Options remain outstanding.

1.5 Escrow.

(a) Simultaneously with the Closing, the Buyer, the Stockholder Representative Committee, and Mellon Trust of New England, N.A., as escrow agent (the “Escrow Agent”), are entering into an escrow agreement (the “Escrow Agreement”) in substantially the form of Exhibit C hereto for the purposes of (i) securing the payment of amounts, if any, payable to the Buyer pursuant to Section 1.9, (ii) securing the obligations of the Accredited Stockholders under Article VI and (iii) enabling the Buyer to receive reimbursement for payments in respect of Dissenting Shares in accordance with Section 1.7(b).

(b) Notwithstanding anything to the contrary herein, at the Closing, Accredited Stockholders shall be entitled to receive immediately 77.41522%) of the shares of Buyer Common Stock that they are entitled to receive in accordance with Section 1.4(b) and Section 1.4(c)(i), rounded down to the nearest whole number (the

“Initial Shares”), and the remaining 22.58478%) of the shares of Buyer Common Stock to which they shall have a right to receive in accordance with Section 1.4(b) and Section 1.4(c)(i) (the “Escrowed Shares”) shall be deposited in escrow pursuant to, and shall be held and disposed of in accordance with, the terms of the Escrow Agreement.

(c) On the date hereof, the Buyer shall deliver to the Escrow Agent a certificate (issued in the name of the Escrow Agent or its nominee) representing the Escrowed Shares, which shall be held by the Escrow Agent under the Escrow Agreement pursuant to the terms thereof. The Escrowed Shares shall be held as a trust fund and shall not be subject to any lien, attachment, trustee process or any other judicial process of any creditor of any party, and shall be held and disbursed solely for the purposes and in accordance with the terms of the Escrow Agreement.

(d) The adoption of this Agreement and the approval of the Merger by the Consenting Stockholders shall constitute approval of the Escrow Agreement, the Stockholders Representative Agreement and of all of the arrangements relating thereto, including without limitation the placement of the Escrowed Shares in escrow, the appointment of the Stockholder Representative Committee and the deposit of the Stockholder Representative Reserve Amount (as hereinafter defined) in the Stockholder Representative Reserve Fund (as hereinafter defined).

1.6 Dissenting Shares.

(a) For purposes of this Agreement, “Dissenting Shares” shall mean shares of Company Stock held as of the Effective Time by a Stockholder who has not voted such shares of Company Stock in favor of the adoption of this Agreement and the Merger and with respect to which appraisal shall have been duly demanded and perfected in accordance with Section 262 of the Delaware General Corporation Law and not effectively withdrawn or forfeited. Dissenting Shares shall not be converted into or represent the right to receive the consideration specified in Section 1.4(b), unless such Stockholder shall have forfeited his, her or its right to appraisal under the Delaware General Corporation Law or properly withdrawn, his, her or its demand for appraisal. If such Stockholder has so forfeited or withdrawn his, her or its right to appraisal of Dissenting Shares, then (i) as of the occurrence of such event, such holder’s Dissenting Shares shall cease to be Dissenting Shares and shall automatically be converted into and represent the right to receive the consideration specified in Section 1.4(b), without interest thereon, and (ii) promptly following the occurrence of such event, the Buyer shall deliver to the Exchange Agent that percentage of the consideration such holder would have been entitled to receive immediately following the Merger in accordance with Section 1.4(b) and shall deliver to the Escrow Agent that percentage of the consideration which would have been required to be placed in escrow in accordance with Section 1.5, in each case, had such holder not made a demand for appraisal.

(b) The Buyer shall give the Stockholder Representative Committee (i) prompt notice of any written demands for appraisal of any shares of Company Stock, withdrawals of such demands, and any other instruments that relate to such demands received by the Buyer, the Surviving Corporation or the Exchange Agent and (ii) the opportunity to control all negotiations and proceedings with respect to demands for appraisal under the Delaware

General Corporation Law, at the expense of the Stockholders, which expense shall be satisfied solely from the Escrow Fund. If any Stockholder becomes entitled to any payments in respect of any Dissenting Shares in excess of the consideration that otherwise would have been payable in respect of such shares in accordance with this Agreement, the Buyer shall be entitled to reimbursement in full of any such excess solely from the Escrow Fund.

1.7 Exchange Agent.

(a) EquiServe Trust Company, N.A. has been appointed to serve as the exchange agent (hereinafter, the “Exchange Agent”) to effect the exchange of certificates (“Certificates”) that immediately prior to the Effective Time represented shares of Company Common Stock for cash and/or shares of Buyer Common Stock, in accordance with Section 1.4(b) and Section 1.5(c).

(b) The Stockholders identified on Section 1.7(b) of the Disclosure Schedule (the “Consenting Stockholders”) have previously delivered to the Buyer all of the Certificates held by such Consenting Stockholders.

(c) As soon as practicable after the Effective Time, and in any event no later than five (5) business days after the Closing, the Buyer shall cause the Exchange Agent to send to each Stockholder that is not a Consenting Stockholder (each a “Non-Consenting Stockholder”) (i) a copy of the information statement attached hereto as Exhibit D (the “Disclosure Statement”), which contains information about this Agreement, the Merger and the transactions contemplated hereby, (ii) a copy of the Investment Representation Letter attached hereto as Exhibit B and a letter instructing such Non-Consenting Stockholder to complete, sign and return such completed and signed Investment Representation Letter to the Exchange Agent on behalf of the Buyer, (iii) a copy of the Registration Rights Agreement in the form of Exhibit E hereto, together with instructions to such Non-Consenting Stockholder to execute and deliver such documents to the Exchange Agent on behalf of the Buyer if such Non-Consenting Stockholder is an Accredited Stockholder, (iv) a notice and a transmittal form (the “Letter of Transmittal”) that advises such Non-Consenting Stockholder of the effectiveness of the Merger and the procedure for surrendering to the Exchange Agent such Non-Consenting Stockholder’s Certificates in exchange for the consideration into which such Non-Consenting Stockholder’s shares of Company Stock have been converted in accordance with Section 1.4(b) and (v) notice of the Company Stockholder Consent (as hereinafter defined) as required pursuant to Section 228(e) of the Delaware General Corporation Law, which notice shall inform such Non-Consenting Stockholders of the Company that the Merger was adopted and approved by the Stockholders and that appraisal rights are available for their shares of Company Stock pursuant to Section 262 of the Delaware General Corporation Law (which notice shall include a copy of such Section 262).

(d) Each Consenting Stockholder, at the Closing, and each Non-Consenting Stockholder, upon proper surrender of such Non-Consenting Stockholder’s Certificates to the Exchange Agent in accordance with the instructions in the Letter of Transmittal and the return of a completed, signed Investment Representation Letter (and a completed and signed counterpart signature page to the Registration Rights Agreement, if applicable) to the Buyer and the Exchange Agent, shall be entitled to receive in exchange therefor (subject to any taxes required to be withheld) such cash and /or shares of Buyer Common Stock as shall be determined in accordance with Section 1.4(b) and Section 1.4(c), plus cash in lieu of any fractional shares, as provided in Section 1.8 below. Until properly surrendered, each Certificate held by a Non-Consenting Stockholder shall be deemed for all purposes to evidence only the right to receive cash and/or shares of Buyer Common Stock in accordance with Section 1.4(b) and Section 1.4(c). Non-Consenting Stockholders shall not be entitled to receive any consideration in respect of the shares of Buyer Stock previously represented by such Certificates until such Certificates are properly surrendered in accordance with the Letter of Transmittal.

(e) If any Merger Shares are to be issued in the name of a Person other than the Person in whose name the Certificate surrendered in exchange therefor is registered, it shall be a condition to the issuance of such Merger Shares that (i) the Certificate so surrendered shall be transferable, and shall be properly assigned, endorsed or accompanied by appropriate stock powers, (ii) such transfer shall otherwise be proper and (iii) the Person requesting such transfer shall pay to the Exchange Agent any transfer or other taxes payable by reason of the foregoing or establish to the satisfaction of the Exchange Agent that such taxes have been paid or are not required to be paid. Notwithstanding anything to the contrary herein, neither the Exchange Agent nor any Party shall be liable to a holder of Company Stock for any consideration payable hereunder that is delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

(f) In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed, the Buyer shall issue in exchange for such lost, stolen or destroyed Certificate the cash and/or shares of Buyer Common Stock into which the shares of Company Stock represented by such Certificate has been converted in accordance with Section 1.4(b) and Section 1.4(c). The Board of Directors of the Buyer may, in its discretion and as a condition precedent to the payment therefor, require the owner of such lost, stolen or destroyed Certificate to indemnify the Buyer against any claim that may be made against the Buyer with respect to the Certificate alleged to have been lost, stolen or destroyed.

(g) No dividends or other distributions that are payable to the holders of record of Buyer Common Stock as of a date on or after the date hereof shall be paid to Non-Consenting Stockholders entitled by reason of the Merger to receive shares of Buyer Common Stock until such Non-Consenting Stockholders surrender their Certificates for certificates representing the Merger Shares in accordance with the instructions set forth in the Letter of Transmittal. Upon such surrender, the Buyer shall pay or deliver to the Persons in whose name the certificates representing such Initial Shares are issued any dividends or other distributions that are payable to the holders of record of Buyer Common Stock as of a date on or after the date hereof and which were paid or delivered between the Effective Time and the time of such surrender; provided that no such Person shall be entitled to receive any interest on such dividends or other distributions.

1.8 Fractional Shares. No certificates or scrip representing fractional Merger Shares shall be issued to former Stockholders upon the surrender for exchange of certificates that, immediately prior to the Effective Time, represented shares of Company Stock converted into Merger Shares pursuant to the Section 1.4(b) and Section 1.4(c), and such former Stockholders shall not be entitled to any voting rights, rights to receive any dividends or distributions or other rights as a stockholder of the Buyer with respect to any fractional Merger Shares that would have otherwise been issued to such former Stockholders. In lieu of any fractional Merger Shares that would have otherwise been issued, each former Stockholder that would have been entitled to receive a fractional Merger Share shall receive a cash payment equal to the closing price per share of the Buyer Common Stock on the Nasdaq National Market, as reported by Nasdaq, on the business day immediately preceding the date hereof, multiplied by the fraction of a share that such Stockholder would otherwise be entitled to receive.

1.9 Working Capital Adjustment.

(a) Certain Definitions. As used herein, the following terms have the meanings specified below:

(i) “Closing Working Capital” shall mean Working Capital as of immediately prior to the Closing.

(ii) “August 31, 2004 Working Capital Deficit” shall mean negative Six Hundred Fifty Thousand Dollars ($(650,000)).

(iii) “Threshold Amount” shall mean $200,000.

(iv) “Working Capital” shall mean, as of a certain date, (A) the current assets (net of all applicable reserves of the Company and its Subsidiaries on a consolidated basis, minus (B) the current liabilities of the Company and its Subsidiaries on a consolidated basis, in each case determined in accordance with U.S. generally accepted accounting principles (“GAAP”) applied in the same manner as applied in preparing the Company’s balance as at August 31, 2004 (the “August 31, 2004 Balance Sheet”), a copy of which has been previously provided to the Buyer, provided that, “Working Capital” shall take into account such adjustments as set forth on Schedule 1.9(a)(iv)

(b) Post-Closing Adjustment.

(i) The Buyer shall have ninety (90) days following the date hereof (the “Review Period”) to conduct an audit or review of the financial condition and results of operations of the Company and its Subsidiaries prior to the date hereof. If the Buyer determines as a result of such audit or review that either (A) the Closing Working Capital exceeded the August 31, 2004 Working Capital Deficit by an amount greater than the Threshold Amount (the amount of such excess, the “Positive Working Capital Adjustment Amount”) or (B) the Closing Working Capital was less than the August 31, 2004 Working Capital Deficit by an amount greater than the Threshold Amount (the amount of such deficit, the “Negative Working Capital Adjustment Amount”), the Buyer shall deliver a notice (the “Buyer Adjustment Notice”) to the Stockholder Representative Committee not later than ten (10) business days after the end of the Review Period setting forth the Buyer’s calculation of the Closing Working Capital and the Positive Working Capital Adjustment Amount or the Negative Working Capital Adjustment Amount, as applicable, as determined by the Buyer, together with reasonable supporting documentation.

(ii) The Stockholder Representative Committee (on behalf of the Stockholders) shall have the right to deliver written notice (the “Stockholder Adjustment Notice”) to the Buyer at any time within thirty (30) days after the earlier of (A) the last day of the Review Period and (B) date on which the Stockholder Representative Committee receives the Buyer Adjustment Notice, if applicable, setting forth a calculation of the Closing Working Capital and the Positive Working Capital Adjustment Amount or the Negative Working Capital Adjustment Amount, as applicable, as determined by the Stockholder Representative Committee (on behalf of the Stockholders), together with reasonable supporting documentation, and articulating its objections, if applicable, to any of the items set forth in the Buyer Adjustment Notice, specifying the basis for such objections in reasonable detail. If the Stockholder Representative Committee does not deliver a Stockholder Adjustment Notice within the period specified in the immediately preceding sentence, the Buyer Adjustment Notice, if applicable, shall be final and binding on the Parties, and there shall be an adjustment as set forth in paragraph (iv) below as provided in the Buyer Adjustment Notice. If the Stockholder Representative Committee delivers a Stockholder Adjustment Notice within such time period, the Buyer and the Stockholder Representative Committee (on behalf of the Stockholders) will attempt in good faith to resolve and finally determine and agree upon the Closing Working Capital and the Positive Working Capital Adjustment Amount or the Negative Working Capital Adjustment Amount, as applicable. If neither a Buyer Adjustment Notice nor a Stockholder Adjustment Notice is delivered in accordance with this Section 1.9, there shall be no adjustment pursuant hereto.

(iii) If the Buyer and the Stockholder Representative Committee agree upon the foregoing within thirty (30) days after delivery of the Stockholder Adjustment Notice, there shall be an adjustment, or no adjustment, as so agreed, as set forth in paragraph (iv) below. If the Buyer and the Stockholder Representative Committee are unable to agree upon the foregoing within thirty (30) days after delivery of the Stockholder Adjustment Notice, the Buyer and the Stockholder Representative Committee will mutually agree upon a nationally recognized independent accounting firm to resolve the disputed items strictly in accordance with the terms of this Section 1.9. The final resolution of the disputed items by such accounting firm will be made within thirty (30) days after such selection and will be final and binding upon the parties absent manifest error. The fees, costs and expenses of such accounting firm will be borne by the party (either the Buyer or the Stockholder Representative Committee)whose determination of the Closing Working Capital was farthest from the determination of the accounting firm, or equally by the parties if the determination by the accounting firm is equidistant between the determinations of the Parties, it being understood that any amounts payable hereunder by the Stockholder Representative Committee shall be satisfied solely from the Escrow Fund. The final determination of the disputed items under this Section 1.9 shall not impair any other rights of a Party under this Agreement including, without limitation, any rights to indemnification.

(iv) If there is a Positive Working Capital Adjustment Amount, as finally determined in accordance with this Section 1.9, the Buyer shall pay to each Stockholder, other than a Stockholder holding Dissenting Shares, in cash an amount per share of Company Stock held by such Stockholder immediately prior to the Effective Time equal to the quotient of (x) the Positive Working Capital Adjustment Amount divided by (y) the number of shares of Company Stock held of record by all Stockholders, other than Stockholders holding Dissenting Shares, immediately prior to the Effective Time, rounded down to the nearest cent. Alternatively, if there is a Negative Working Capital Adjustment Amount, as finally determined in accordance with this Section 1.9, the Buyer shall be entitled to receive out of the Escrow Fund such number of Escrowed Shares as is equal to the quotient of (x) the Negative Working Capital Adjustment Amount divided by (y) the average of the last reported sale prices per share of the Buyer Common Stock on the Nasdaq National Market over the five (5) consecutive trading days ending on the date that the Escrowed Shares are delivered in satisfaction of such adjustment (subject to equitable adjustment in the event of any stock split, stock dividend, reverse stock split or similar event affecting the Buyer Common Stock since the beginning of such 5-day period). Any payment made pursuant to this paragraph (iv) shall be made within fifteen (15) days after the final resolution of all disputes under this Section 1.9.

1.10 Certificate of Incorporation and By-laws of the Surviving Corporation.

(a) The Certificate of Incorporation of the Surviving Corporation immediately following the Effective Time shall be the same as the Certificate of Incorporation of Merger Sub immediately prior to the Effective Time, except that (1) the name of the corporation set forth therein shall be changed to the name of the Company and (2) the identity of the incorporator shall be deleted.

(b) The By-laws of the Surviving Corporation immediately following the Effective Time shall be the same as the By-laws of Merger Sub immediately prior to the Effective Time, except that the name of the corporation set forth therein shall be changed to the name of the Company.

1.11 No Further Rights; Additional Action. From and after the Effective Time, no shares of Company Stock shall be deemed to be outstanding, and holders of Certificates shall cease to have any rights with respect thereto, except as provided herein or by law. The Surviving Corporation may, at any time after the Effective Time, take any action, including executing and delivering any document, in the name and on behalf of either the Company or Merger Sub, in order to consummate the transactions contemplated by this Agreement.

1.12 Closing of Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed and no transfer of Company Stock shall thereafter be made. If, after the Effective Time, Certificates are presented to the Buyer or the Surviving Corporation, they shall be cancelled and exchanged for the consideration described in Section 1.4(b), subject to the other applicable provisions and to applicable law in the case of Dissenting Shares.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to the Buyer that the statements contained in this Article II are true and correct, except as set forth in the disclosure schedule provided by the Company to the Buyer on the date hereof (the “Disclosure Schedule”). The Disclosure Schedule shall be arranged in paragraphs corresponding to the numbered and lettered paragraphs contained in this Agreement, and the disclosures in any paragraph of the Disclosure Schedule shall qualify only the corresponding paragraph in this Agreement; provided, however, that for convenience purposes, certain disclosures in one section or subsection of the Company Disclosure Schedule may be specifically cross-referenced to another section or subsection of the Company Disclosure Schedule and; provided, further, however, any item that is disclosed in a particular section or subsection of the Company Disclosure Schedule shall be deemed disclosed and incorporated into any other section or subsection of the Company Disclosure Schedule where such disclosure would be otherwise appropriate to the extent that it is reasonably apparent from the express language of such disclosure that it applies to such other section or subsection. For purposes of this Article II, the phrase “to the knowledge of the Company” or any phrase of similar import shall be deemed to refer to the actual knowledge of the chief executive officer, the chief financial officer, the chief technology officer and the executive vice president of sales of the Company.

2.1 Organization, Qualification and Corporate Power. The Company is a corporation duly organized, validly existing and in corporate and tax good standing under the laws of the State of Delaware. The Company is duly qualified to conduct business and is in corporate and tax good standing under the laws of each jurisdiction in which the nature of its businesses or the ownership or leasing of its properties requires such qualification, except where the failure to be so qualified or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect (as hereinafter defined). The Company has all requisite corporate power and authority to carry on the businesses in which it is engaged and to own and use the properties owned and used by it. The Company has furnished to the Buyer complete and accurate copies of its Certificate of Incorporation and By-laws, in each case, as amended through the date hereof (collectively, the “Company Charter Documents”). The Company is not in default under or in violation of any provision of such Company Charter Documents. For purposes of this Agreement, “Company Material Adverse Effect” shall mean a material adverse effect on the assets, business, condition (financial or otherwise) or results of operations of the Company and the Subsidiaries (as hereinafter defined), taken as a whole, other than an affect resulting from an “Excluded Matter” (as hereinafter defined). The names and titles of each director and officer of the Company and each Subsidiary on the date hereof are listed in Section 2.1 of the Disclosure Schedule. As used herein, “Excluded Matter” shall mean any one or more of the following: (i) the effect of any change in the United States or foreign economies or securities or financial markets in general; (ii) the effect of any changes in applicable laws or accounting rules; or (iii) any effect resulting from the public announcement of this Agreement.

2.2 Capitalization; Company Carve-Out Plan.

(a) The authorized capital stock of the Company consists of (a) 25,000,000 shares of Company Common Stock, of which, as of the date of this Agreement, 891,223 shares are issued and outstanding as of the date of this Agreement and (b) 15,000,000 shares of preferred stock, $0.0001 par value per share, 14,982,500 of which are designated Series A Preferred Stock, 13,646,736 shares of which are issued and outstanding and 17,500 of which are undesignated preferred stock, of which, as of the date of this Agreement, none are issued and outstanding. Section 2.2(a) of the Disclosure Schedule sets forth a complete and accurate list of (i) all Stockholders of the Company, indicating the number and class or series of shares of Company Stock held by each Stockholder and the number of shares of Common Stock into which any Company Preferred Stock is convertible, (ii) all outstanding Company Options, indicating (A) the full name of the holder thereof, (B) the number and class or series of shares of Company Stock for which they may be exercised, (C) the exercise price, date of grant or issuance, vesting schedule and expiration date thereof, and (D) any terms regarding the acceleration of vesting, and (iii) all stock option plans and other stock or equity-related plans of the Company (each, a “Stock Plan”). There are no outstanding warrants to purchase any shares of Company Stock. Set forth on Section 2.2(a) of the Disclosure Schedule is a calculation of the Aggregate Liquidation Preference Amount. All of the issued and outstanding shares of Company Stock are duly authorized, validly issued, fully paid, non-assessable and free of all preemptive rights. Other than the Company Options listed on Section 2.2(a) of the Disclosure Schedule, there are no outstanding or authorized options, warrants, rights, agreements or commitments to which the Company is a party or which are binding upon the Company providing for the issuance or redemption of any of its capital stock. There are no outstanding or authorized stock appreciation, phantom stock or similar rights with respect to the Company. There are no agreements to which the Company is a party or by which it is bound with respect to the voting (including without limitation voting trusts or proxies), registration under the Securities Act, or sale or transfer (including without limitation agreements relating to pre-emptive rights, rights of first refusal, co-sale rights or “drag-along” rights) of any securities of the Company. To the knowledge of the Company, there are no agreements among other parties, to which the Company is not a party and by which it is not bound, with respect to the voting (including without limitation voting trusts or proxies) or sale or transfer (including without limitation agreements relating to rights of first refusal, co-sale rights or “drag-along” rights) of any securities of the Company. All of the issued and outstanding shares of Company Stock were issued in compliance with applicable federal and state securities laws.

(b) Company Carve-Out Plan. The Company has adopted a plan (the “Company Carve-Out Plan”) pursuant to which it has granted to certain employees of the Company the right to receive a portion of the proceeds of a sale or liquidation of the Company, including the Merger, in preference to payments to holders of Company Stock. The Company Carve-Out Plan was duly adopted by the Company’s Board of Directors in compliance with the Company Charter Documents. Section 2.2(b) of the Disclosure Schedule lists each of the participants in the Company Carve-Out Plan, the amount of value each such participant will be entitled to receive upon the consummation of the Merger and (the “Carve-Out Value”). Each of the participants in the Company Carve-out Plan has executed and delivered to the Buyer an Investment Representation Letter in the form of Exhibit B hereto. The participants in the Company Carve-Out Plan who are “accredited investors” within the meaning of Rule 501(a) promulgated under the Securities Act, as set forth on such participants’ Investment Representation Letters, are referred to herein as “Accredited Carve-Out Participants”. All other participants in the Company Carve-Out Plan are referred to herein as the “Non-Accredited Carve-Out Participants”.

2.3 Authorization of Transaction. The Company has all requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of the Company, including the adoption of this Agreement, the approval of the Merger and the approval of the appointment of the Stockholder Representative Committee and the delivery of the Escrowed Shares to the Escrow Agent in accordance with Section 1.5 by a majority of the votes represented by the outstanding shares of Company Stock entitled to vote on this Agreement and the Merger and all separate class votes as required under the Company’s Charter Documents or otherwise. Without limiting the generality of the foregoing, the Board of Directors of the Company, at a meeting duly called and held (the “Board Meeting”), by the unanimous vote of all directors (i) determined that the Merger is fair and in the best interests of the Company and its stockholders, (ii) adopted this Agreement in accordance with the provisions of the Delaware General Corporation Law, and (iii) directed that this Agreement and the Merger be submitted to the stockholders of the Company for their adoption and approval and resolved to recommend that the stockholders of Company vote in favor of the adoption of this Agreement and the approval of the Merger. In addition, prior to the Board Meeting, the Board of Directors of the Company established a special committee (the “Special Committee”) consisting of two “independent directors” within the meaning of National Association of Securities Dealers Rule 4200(a)(15), and, at a duly called and held meeting of the Special Committee, by the unanimous vote of both of the members thereof, the Special Committee (i) determined that the Merger is fair and in the best interests of the Company and its stockholders and (ii) recommended the adoption of this Agreement in accordance with the provisions of the Delaware General Corporation Law. This Agreement has been duly and validly executed and delivered by the Company and constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as the enforceability thereof may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar laws relating to the enforcement of creditors’ rights generally and by general principles of equity.

2.4 Non-contravention. Subject to the filing of the Certificate of Merger as required by the Delaware General Corporation Law, neither the execution and delivery by the Company of this Agreement, nor the consummation by the Company of the transactions contemplated hereby, will (a) conflict with or violate any provision of the Company Charter Documents or the charter, By-laws or other organizational document of any Subsidiary (as hereinafter defined),

(b) require on the part of the Company or any Subsidiary any filing with, or any permit, authorization, consent or approval of, any court, arbitrational tribunal, administrative agency or commission or other governmental or regulatory authority or agency (a “Governmental Entity”), (c) except as set forth on Section 2.4 of the Disclosure Schedule, conflict with, result in a breach of, constitute (with or without due notice or lapse of time or both) a default under, result in the acceleration of obligations under, create in any party the right to terminate, modify or cancel, or require any notice, consent or waiver under any contract identified or referred to on Section 2.15 of the Disclosure Schedule, (d) result in the imposition of any Security Interest (as hereinafter defined) upon any assets of the Company or any Subsidiary or (e) violate any order, writ, injunction, decree, statute, rule or regulation applicable to the Company, any Subsidiary or any of their properties or assets. For purposes of this Agreement: “Security Interest” shall mean any mortgage, pledge, security interest, encumbrance, charge or other lien (whether arising by contract or by operation of law), other than (i) mechanic’s, materialmen’s, and similar liens, (ii) liens arising under worker’s compensation, unemployment insurance, social security, retirement, and similar legislation, (iii) liens on goods in transit incurred pursuant to documentary letters of credit, in each case arising in the Ordinary Course of Business (as hereinafter defined) of the Company and not material to the Company and (iv) statutory liens for Taxes, assessments and other governmental charges which are not yet due and payable or are due but not delinquent or are being contested in good faith by appropriate proceedings, in each case arising in the Ordinary Course of Business (as hereinafter defined) of the Company and not material to the Company; and “Ordinary Course of Business” shall mean the ordinary course of the Company’s business, consistent with past custom and practice (including with respect to frequency and amount).

2.5 Subsidiaries.

(a) Section 2.5 of the Disclosure Schedule sets forth: (i) the name of each corporation, partnership, joint venture or other entity in which the Company has, directly or indirectly, an equity interest representing 50% or more of the capital stock thereof or other equity interests therein (individually, a “Subsidiary” and, collectively, the “Subsidiaries”); (ii) the number and type of outstanding equity securities of each Subsidiary and a list of the holders thereof; (iii) the jurisdiction of organization of each Subsidiary; (iv) the names of the officers and directors of each Subsidiary; and (v) the jurisdictions in which each Subsidiary is qualified or holds licenses to do business as a foreign corporation.

(b) Each Subsidiary is a corporation duly organized, validly existing and in corporate and tax good standing under the laws of the jurisdiction of its incorporation. Each Subsidiary is duly qualified to conduct business and is in corporate and tax good standing under the laws of each jurisdiction in which the nature of its businesses or the ownership or leasing of its properties requires such qualification, except where the failure to be so qualified or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. Each Subsidiary has all requisite power and authority to carry on the businesses in which it is engaged and to own and use the properties owned and used by it. The Company has delivered to the Buyer complete and accurate copies of the charter, By-laws or other organizational documents of each Subsidiary. No Subsidiary is in default under or in violation of any provision of its charter, By-laws or other organizational documents. All of the issued and outstanding shares of capital stock of each Subsidiary are duly authorized, validly issued, fully paid, non-assessable and free of preemptive rights. All shares of each Subsidiary that are held of record or owned beneficially by either the Company or any Subsidiary are held or owned free and clear of any restrictions on transfer (other than restrictions under the Securities Act and state securities laws), claims, Security Interests, options, warrants, rights, contracts, calls, commitments, equities and demands. There are no outstanding or authorized options, warrants, rights, agreements or commitments to which the Company or any Subsidiary is a party or which are binding on any of them providing for the issuance, disposition or acquisition of any capital stock of any Subsidiary. There are no outstanding stock appreciation, phantom stock or similar rights with respect to any Subsidiary. There are no voting trusts, proxies or other agreements or understandings with respect to the voting of any capital stock of any Subsidiary to which the Company or any Subsidiary is a party, and, to the knowledge of the Company there are no voting trusts, proxies or other agreements or understandings with respect to the voting of any capital stock of any Subsidiary to which neither the Company nor any Subsidiary is a party.

(c) The Company does not control directly or indirectly or have any direct or indirect equity participation or similar interest in any corporation, partnership, limited liability company, joint venture, trust or other business association which is not a Subsidiary.

2.6 Financial Statements. The Company has provided to the Buyer (a) (i) the audited consolidated balance sheets and statements of income, changes in stockholders’ equity and cash flows of the Company as of and for each of the fiscal years ended 2001 and 2002, and (ii) the unaudited consolidated balance sheet and statement of income, stockholders equity and cash flows of the Company as of and for the fiscal year ended 2003; and (b) the unaudited consolidated balance sheet and statements of income, changes in stockholders’ equity and cash flows as of and for the nine months ended as of June 30, 2004 (the “Most Recent Balance Sheet Date”). Such financial statements (collectively, the “Financial Statements”) have been prepared in accordance with GAAP applied on a consistent basis throughout the periods covered thereby, fairly present the financial condition, results of operations and cash flows of the Company and the Subsidiaries as of the respective dates thereof and for the periods referred to therein and are consistent with the books and records of the Company and the Subsidiaries; provided, however, that the Financial Statements referred to in clauses (a)(ii) and (b) above are subject to normal recurring year-end adjustments (which will not be material) and do not include footnotes. The Company has no knowledge of any reasonable basis for the Company’s auditors refusing to issue an unqualified audit opinion in connection with the completion of their audit of the Company’s financial statements as of and for the fiscal year ended 2003.

2.7 Absence of Certain Changes. Since the Most Recent Balance Sheet Date, there has occurred no event or development which has had, or would reasonably be expected to have in the future, a Company Material Adverse Effect.

2.8 Undisclosed Liabilities. None of the Company and its Subsidiaries has any liability (whether known or unknown, whether absolute or contingent, whether liquidated or unliquidated and whether due or to become due), except for (a) liabilities shown on the balance sheet referred to in clause (b) of Section 2.6 (the “Most Recent Balance Sheet”), (b) liabilities which have arisen since the Most Recent Balance Sheet Date in the Ordinary Course of Business and (c) contractual and other liabilities incurred in the Ordinary Course of Business which are not required by GAAP to be reflected on a balance sheet. Section 2.8 of the Disclosure Schedule lists each arrangement pursuant to which the Company or any Subsidiary has any indebtedness for borrowed money and sets forth the name of the lender, the principal amount of such indebtedness, the interest rate applicable thereto and the maturity date thereof. Neither the Company nor any Subsidiary is in default under any of the arrangement listed on Section 2.8 of the Disclosure Schedule and no circumstance or condition exists that, with the passage of time or the giving of notice, would result in a default by the Company or any Subsidiary thereunder.

2.9 Tax Matters.

(a) For purposes of this Agreement, the following terms shall have the following meanings:

(i) “Taxes” shall mean all taxes, charges, fees, levies or other similar assessments or liabilities, including without limitation income, gross receipts, ad valorem, premium, value-added, excise, real property, personal property, sales, use, transfer, withholding, employment, unemployment insurance, social security, business license, business organization, environmental, workers compensation, payroll, profits, license, lease, service, service use, severance, stamp, occupation, windfall profits, customs, duties, franchise and other taxes imposed by the United States of America or any state, local or foreign government, or any agency thereof, or other political subdivision of the United States or any such government, and any interest, fines, penalties, assessments or additions to tax resulting from, attributable to or incurred in connection with any tax or any contest or dispute thereof.

(ii) “Tax Returns” shall mean all reports, returns, declarations, statements or other information required to be supplied to a taxing authority in connection with Taxes.

(iii) “Affiliated Group” shall mean a group of corporations with which the Company or any Subsidiary has filed (or was required to file) consolidated, combined, unitary or similar Tax Returns.

(iv) “Affiliated Period” shall mean any period in which the Company or a Subsidiary was a member of an Affiliated Group.

(b) Each of the Company and the Subsidiaries has filed on a timely basis all Tax Returns that it was required to file, and all such Tax Returns were complete and accurate in all material respects. Neither the Company nor any Subsidiary is or has ever been a member of a group of corporations with which it has filed (or been required to file) consolidated, combined or unitary Tax Returns, other than a group of which only the Company and the Subsidiaries are or were members. Each of the Company and the

Subsidiaries has paid on a timely basis all Taxes that were due and payable. The unpaid Taxes of the Company and the Subsidiaries for tax periods through the Most Recent Balance Sheet Date do not exceed the accruals and reserves for Taxes (excluding accruals and reserves for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the Most Recent Balance Sheet. Neither the Company nor any Subsidiary has any actual or potential liability for any Tax obligation of any taxpayer (including without limitation any affiliated group of corporations or other entities that included the Company or any Subsidiary during a prior period) other than the Company and the Subsidiaries. All Taxes that the Company or any Subsidiary is or was required by law to withhold or collect have been duly withheld or collected and, to the extent required, have been paid to the proper Governmental Entity.

(c) The Company has delivered to the Buyer complete and accurate copies of all federal income Tax Returns, examination reports and statements of deficiencies assessed against or agreed to by the Company or any Subsidiary since January 1, 2002. The federal income Tax Returns of the Company and each Subsidiary have been audited by the Internal Revenue Service or are closed by the applicable statute of limitations for all taxable years through the taxable year specified in Section 2.9(c) of the Disclosure Schedule. No examination or audit of any Tax Return of the Company or any Subsidiary or any member of an Affiliated Group with respect to an Affiliated Period by any Governmental Entity is currently in progress or, to the knowledge of the Company, threatened. Neither the Company nor any Subsidiary nor any member of an Affiliated Group has been informed by any jurisdiction that the jurisdiction believes that the Company or Subsidiary was required to file any Tax Return that was not filed. Neither the Company nor any Subsidiary has waived any statute of limitations with respect to Taxes or agreed to an extension of time with respect to a Tax assessment or deficiency.

(d) Neither the Company nor any Subsidiary: (i) has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(l)(A)(ii) of the Code; (ii) has made any payments, is obligated to make any payments, or is a party to any agreement that could obligate it to make any payments that may be treated as an “excess parachute payment” under Section 280G of the Code; (iii) has any actual or potential liability for any Taxes of any person (other than the Company and its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of federal, state, local, or foreign law), or as a transferee or successor, by contract, or otherwise; or (iv) is or has been required to make a basis reduction pursuant to Treasury Regulation Section 1.1502-20(b) or Treasury Regulation Section 1.337(d)-2(b).

(e) None of the assets of the Company or any Subsidiary: (i) is property that is required to be treated as being owned by any other person pursuant to the provisions of former Section 168(f) (8) of the Code; (ii) is “tax-exempt use property” within the meaning of Section 168(h) of the Code; or (iii) directly or indirectly secures any debt the interest on which is tax exempt under Section 103(a) of the Code.

(f) Neither the Company nor any Subsidiary has undergone a change in its method of accounting resulting in an adjustment to its taxable income pursuant to Section 481 of the Code.

(g) No state or federal “net operating loss” of the Company determined as of the date hereof is subject to limitation on its use pursuant to Section 382 of the Code or comparable provisions of state law as a result of any “ownership change” within the meaning of Section 382(g) of the Code or comparable provisions of any state law occurring prior to the date hereof.

2.10 Assets. Each of the Company and the Subsidiaries owns or leases all tangible assets necessary for the conduct of its businesses as presently conducted. Each such tangible asset is free from material defects, has been maintained in accordance with normal industry practice, is in good operating condition and repair (subject to normal wear and tear) and is suitable for the purposes for which it presently is used. Except as set forth in Section 2.10 of the Disclosure Schedule, no asset of the Company or any Subsidiary (tangible or intangible) is subject to any Security Interest.

2.11 Owned Real Property. Neither the Company nor any Subsidiary owns, directly or indirectly, any interest in real property except for their interest in the leases and subleases identified on Section 2.12 of the Disclosure Schedule.

2.12 Real Property Leases. Section 2.12 of the Disclosure Schedule lists all real property leased or subleased to or by the Company or any Subsidiary and lists the term of such lease, any extension and expansion options, and the rent payable thereunder. The Company has delivered to the Buyer complete and accurate copies of the leases and subleases (as amended to date) listed in Section 2.12 of the Disclosure Schedule. Except as set forth on Section 2.12 of the Disclosure Schedule, with respect to each lease and sublease listed in Section 2.12 of the Disclosure Schedule:

(a) the lease or sublease is legal, valid, binding, enforceable and in full force and effect, except that enforcement thereof may be limited by bankruptcy, insolvency or similar laws affecting the enforcement of creditor’s rights in effect from time to time and general principles of equity;

(b) the lease or sublease will continue to be legal, valid, binding, enforceable and in full force and effect immediately following the Closing in accordance with the terms thereof as in effect immediately prior to the Closing;

(c) neither the Company nor any Subsidiary nor, to the knowledge of the Company, any other party, is in breach or violation of, or default under, any such lease or sublease, and no event has occurred, is pending or, to the knowledge of the Company, is threatened, which, after the giving of notice, with lapse of time, or otherwise, would constitute a breach or default by the Company or any Subsidiary or, to the knowledge of the Company, any other party under such lease or sublease;

(d) neither the Company nor any Subsidiary has assigned, transferred, conveyed, mortgaged, deeded in trust or encumbered any interest in the leasehold or subleasehold; and

(e) the Company is not aware of any Security Interest, easement, covenant or other restriction applicable to the real property subject to such lease, except for recorded easements, covenants and other restrictions which do not materially impair the current uses or the occupancy by the Company or a Subsidiary of the property subject thereto.

2.13 Intellectual Property.

(a) As used herein, the following terms have the meanings set forth below:

(i) “Company Registered Intellectual Property” shall mean all Registered Intellectual Property owned by the Company or any of its Subsidiaries.

(ii) “Contract” shall mean any note, bond, mortgage, contract, license, lease, sublease, covenant, commitment, power of attorney, proxy, indenture, or other agreement or arrangement, oral or written, including any Government Contract (as hereinafter defined).

(iii) “Intellectual Property” shall mean all trademarks and trademark rights, trade names and trade name rights, service marks and service mark rights, service names and service name rights, patents and patent rights, utility models and utility model rights, copyrights, mask work rights, brand names, trade dress, product designs, product packaging, business and product names, logos, slogans, rights of publicity, trade secrets, inventions (whether patentable or not), invention disclosures, improvements, processes, formulae, industrial models, processes, designs, specifications, technology, methodologies, computer software (including all source code and object code), firmware, development tools, flow charts, annotations, all Web addresses, sites and domain names, all data bases and data collections and all rights therein, any other confidential and proprietary right or information, whether or not subject to statutory registration, and all related technical information, manufacturing, engineering and technical drawings, know-how and all pending applications for and registrations of patents, utility models, trademarks, service marks and copyrights, and the right to sue for past infringement, if any, in connection with any of the foregoing, and all documents, disks, records, files and other media on which any of the foregoing is stored.

(iv) “License” shall mean any Contract that grants a Person the right to use or otherwise enjoy the benefits of any Intellectual Property (including any covenants not to sue with respect to any Intellectual Property).

(v) “Licensed Intellectual Property” shall mean any Intellectual Property that is licensed to the Company or any of its Subsidiaries (other than Off-the-Shelf Software).

(vi) “Off-the-Shelf Software” shall mean software that is generally commercially available and that is used by the Company pursuant to a License.

(vii) “Owned Intellectual Property” shall mean Intellectual Property that is owned by the Company or any of its Subsidiaries.

(viii) “Registered Intellectual Property” shall mean all United States, international and foreign: (a) patents and patent applications (including provisional applications); (b) registered trademarks and service marks and applications to register trademarks and servicemarks, intent-to-use applications; (c) registered copyrights and applications for copyright registration; (d) any mask work registrations and applications to register mask works; and (e) any other Intellectual Property that is issued pursuant to an application, certificate, filing, registration or other document issued by, filed with, or recorded by, any Governmental Entity.

(b) Section 2.13(b) of the Disclosure Schedule lists all Company Registered Intellectual Property and lists any proceedings or actions outside the Ordinary Course of Business to which the Company or any Subsidiary is a party pending as of the date hereof before any court or tribunal (including the United States Patent and Trademark Office (the “PTO”) or equivalent authority anywhere in the world) related to any of the Company Registered Intellectual Property.

(c) The Company and its Subsidiaries have all requisite right, title and interest in all Owned Intellectual Property, and have valid and enforceable rights under Contracts or Licenses to use all Licensed Intellectual Property used in or necessary for the conduct of the Company’s business. The Owned Intellectual Property, the Licensed Intellectual Property and the Off-the-Shelf Software constitutes all of the Intellectual Property used in or necessary for the conduct of the business of the Company or any of its Subsidiaries. Each item of Owned Intellectual Property, including all Company Registered Intellectual Property listed in Section 2.13(b) of the Disclosure Schedule, is owned exclusively by the Company or, as applicable, its Subsidiaries and is free and clear of any Liens (as hereinafter defined) subject to third party licenses in the Ordinary Course of Business. The Company and its Subsidiaries: (i) own exclusively, subject to Licenses to third parties in the Ordinary Course of Business, all trademarks, service marks and trade names used by the Company and, as applicable, its Subsidiaries in connection with the operation or conduct of the business of the Company and its Subsidiaries, including the sale of any products or technology or the provision of any services by the Company and, as applicable, its Subsidiaries, provided, however, that the Company and its Subsidiaries may use trademarks, service marks and trade names of third parties which are subject to Licenses or are a component of Off-the-Shelf Software licensed by the Company or, as applicable, its Subsidiaries or are in the public domain; and (ii) own exclusively, subject to Licenses to third parties in the Ordinary Course of Business, and have good title to, each copyrighted work that is a Company or Subsidiary product and each other work of authorship that the Company or Subsidiary otherwise purports to own. As used herein, “Liens” shall mean all liens, claims, security interests, pledges and encumbrances of any kind.

(d) To the extent that any Owned Intellectual Property has been developed or created by any Person other than the Company or its Subsidiaries, including without limitation any employee or consultant, the Company or, as applicable, its Subsidiaries has obtained ownership of, and is the exclusive owner of, all such Intellectual Property by operation of law or by valid written assignment of any such rights, and in each case such ownership includes the right to seek past and future damages with respect to such Intellectual Property, subject to Licenses to third parties in the Ordinary Course of Business. The Company and its Subsidiaries have recorded with the relevant Governmental Entity, including the PTO or the U.S. Copyright Office, each assignment to them of any Registered Intellectual Property, to the extent required by or desirable under applicable law.

(e) The Company and its Subsidiaries have not transferred ownership of or granted any License of or other right to use or authorized the retention of any rights to use any Intellectual Property that is or was Owned Intellectual Property, and that is presently used in or necessary for the conduct of the Company’s business, to any other Person, except to the extent that the Company or such Subsidiaries have entered into Licenses, in each case, as licensor, in the Ordinary Course of Business.

(f) Section 2.13(f) of the Disclosure Schedule lists all Contracts and Licenses (excluding Off-the-Shelf-Software) pursuant to which the Company or any of its Subsidiaries license any Intellectual Property, and any ongoing royalty, license or other payments required to be made under any such Contracts and Licenses. No Person other than the Company or its Subsidiaries has ownership rights to improvements made by the Company or any of its Subsidiaries in Intellectual Property which has been licensed to the Company or any of its Subsidiaries pursuant to the Contracts and Licenses listed on Section 2.13(f) of the Disclosure Schedule.

(g) Except as disclosed in Section 2.13(g) of the Disclosure Schedule, the operation of the business of the Company and each of its Subsidiaries as currently conducted, does not (i) infringe or misappropriate the Intellectual Property of any Person (ii) violate any material term or provision of any License or Contract listed on Section 2.13(f) of the Disclosure Schedule (including any provision required by or imposed pursuant to 35 U.S.C. §§200-212 in any License or Contract to which the Company is a party requiring that products be manufactured substantially in the United States (“Made-in-America Requirements”)), or (iii) violate the rights of any Person (including rights to privacy or publicity) where such violation could be reasonably expected to have a Company Material Adverse Effect. Within the past three (3) years, except as disclosed in Section 2.13(g) of the Disclosure Schedule, neither the Company nor any of its Subsidiaries has received written notice from any Person claiming that the operation of the Business or any such Subsidiaries, or any act, product, technology or service (including products, technology or services currently under development) of the Company or any of such Subsidiaries infringes or misappropriates the Intellectual Property of any Person or constitutes unfair competition or trade practices under any Law, including notice of infringement of third-party patent or other Intellectual Property rights from a potential licensor of such rights.

(h) All necessary registration, maintenance, renewal fees, annuity fees and taxes in connection with the Company Registered Intellectual Property have been paid and all necessary documents and certificates in connection with such Company Registered Intellectual Property have been filed (subject to applicable grace periods) with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of maintaining such Registered Intellectual Property, except where the failure to so pay or file would not have a Company Material Adverse Effect.

(i) To the knowledge of the Company, no Person is infringing or misappropriating any Owned Intellectual Property, except as set forth on Section 2.13(i) of the Disclosure Schedule. The Company has not received notice from any licensor of any of the Licensed Intellectual Property that a Person is infringing or misappropriating any Licensed Intellectual Property.

(j) The Company and each of its Subsidiaries have taken commercially reasonable steps to protect and preserve their respective rights in all Owned Intellectual Property and Licensed Intellectual Property and other confidential information, including confidential information provided to the Company or a Subsidiary by any other Person to the Company or Subsidiary subject to a duty of confidentiality. Without limiting the generality of the foregoing, the Company and each of its Subsidiaries has consistently enforced in all material respects a policy requiring each employee, consultant and independent contractor to execute proprietary information, confidentiality and invention and copyright assignment agreements and, except as set forth on Section 2.13(j) of the Disclosure Schedule, all current employees, consultants and independent contractors of the Company and each of its Subsidiaries have executed such an agreement. Copies of all such agreements have been provided to the Buyer or made available to the Buyer for review.

(k) No Owned Intellectual Property or product of the Company or its Subsidiaries is subject to any order or judgment specifically naming the Company that specifically restricts in any manner, the use, transfer or licensing of any Owned Intellectual Property or such product by the Company or, as applicable, its Subsidiaries or that questions the validity, use or enforceability of such Owned Intellectual Property. To the knowledge of the Company, no Intellectual Property licensed to the Company or any of its Subsidiaries (other than Off-the-Shelf Software) is subject to any order or judgment specifically naming the Company that specifically restricts in any manner, the use, transfer or licensing of any such licensed Intellectual Property or, as applicable, its Subsidiaries or that questions the validity, use or enforceability of such licensed Intellectual Property.

(l) Neither this Agreement nor any transactions to be accomplished pursuant to this Agreement will result in the Buyer’s granting any rights or licenses with respect to the Intellectual Property of the Buyer to any Person pursuant to any Contract to which the Company or any of its Subsidiaries is a party or by which any of their respective Assets and Properties are bound.

2.14 Inventory. All inventory of the Company and the Subsidiaries, whether or not reflected on the Most Recent Balance Sheet, consists of a quality and quantity usable and saleable in the Ordinary Course of Business, except for obsolete items and items of below-standard quality, all of which have been written-off or written-down to net realizable value on the Most Recent Balance Sheet. All inventories not written-off have been priced at the lower of cost or market on a first-in, first-out basis. The quantities of each type of inventory, whether raw materials, work-in-process or finished goods, are not excessive in the present circumstances of the Company and the Subsidiaries.

2.15 Contracts.

(a) Section 2.15 of the Disclosure Schedule lists the following agreements (written or oral) to which the Company or any Subsidiary is a party as of the date of this Agreement:

(i) any agreement (or group of related agreements) for the lease of personal property from or to third parties providing for lease payments in excess of $50,000 per annum or having a remaining term longer than one (1) year;

(ii) any agreement (or group of related agreements) for the purchase or sale of products or for the furnishing or receipt of services (A) which calls for performance over a period of more than one year, (B) which involves more than the sum of $50,000, or (C) in which the Company or any Subsidiary has granted manufacturing rights, “most favored nation” pricing provisions or marketing or distribution rights relating to any products or territory or has agreed to purchase a minimum quantity of goods or services or has agreed to purchase goods or services exclusively from a certain party;

(iii) any agreement establishing a partnership or joint venture;

(iv) any agreement (or group of related agreements) under which it has created, incurred, assumed or guaranteed (or may create, incur, assume or guarantee) indebtedness (including capitalized lease obligations) or under which it has imposed (or may impose) a Security Interest on any of its assets, tangible or intangible;

(v) any agreement concerning confidentiality or non-competition or which places a limitation on the method of conducting or the scope of the Company’s business;

(vi) any employment, consulting, severance, collective bargaining, deferred compensation or similar agreement;

(vii) any agreement involving any officer, director or stockholder of the Company or any Affiliate (as hereinafter defined), thereof;

(viii) any agreement under which the consequences of a default or termination would reasonably be expected to have a Company Material Adverse Effect;

(ix) any agreement which contains any provisions requiring the Company or any Subsidiary to indemnify any other party thereto (excluding indemnities contained in agreements for the purchase, sale or license of products entered into in the Ordinary Course of Business); and

(x) any agreement under which the amount payable to or by the Company or any Subsidiary is dependent on the revenue, income or other measure of financial performance of any Person.

(b) The Company has delivered to the Buyer a complete and accurate copy of each written agreement and an accurate summary of the material details of any oral agreement listed in Section 2.13, 2.15 or 2.22 of the Disclosure Schedule. With respect to each agreement so listed: (i) the agreement is legal, valid, binding and enforceable and in full force and effect and the agreement will continue to be legal, valid, binding and enforceable and in full force and effect immediately following the Closing in accordance with the terms thereof as in effect immediately prior to the Closing, in each case, except that enforcement thereof may be limited by bankruptcy, insolvency or similar laws affecting the enforcement of creditor’s rights in effect from time to time and general principles of equity; and (ii) neither the Company nor any Subsidiary nor, to the knowledge of the Company, any other party, is in breach or violation of, or default under, any such agreement, and no event has occurred, is pending or, to the knowledge of the Company, is threatened, which, after the giving of notice, with lapse of time, or otherwise, would constitute a breach or default by the Company or any Subsidiary or, to the knowledge of the Company, any other party under such contract. The Company has not received any written notice to the effect that, and to the knowledge of the Company there has been no oral notification that, any party to any agreement listed on Section 2.15 of the Disclosure Schedule will not fulfill all of its obligations thereunder in all material respects after the Closing. As used herein, “Affiliate” shall have the meaning specified in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

2.16 Accounts Receivable. All accounts receivable of the Company and the Subsidiaries arose from bona fide transactions in the Ordinary Course of Business, and there are no written, or to the Company’s knowledge oral, claims, refusals to pay or other assertions of any rights of set off against any of such accounts receivable.

2.17 Powers of Attorney. There are no outstanding powers of attorney executed on behalf of the Company or any Subsidiary.

2.18 Insurance. Section 2.18 of the Disclosure Schedule lists each insurance policy (including fire, theft, casualty, general liability, workers compensation, business interruption, environmental, product liability and automobile insurance policies and bond and surety arrangements) to which the Company or any Subsidiary is a party. Such insurance policies are of the type and in amounts customarily carried by organizations conducting businesses or owning assets similar to those of the Company and the Subsidiaries. There is no material claim pending under any such policy as to which coverage has been questioned, denied or disputed by the underwriter of such policy. All premiums due and payable under all such policies have been paid, neither the Company nor any Subsidiary are liable for retroactive premiums or similar payments, and the Company and the Subsidiaries are otherwise in compliance in all material respects with the terms of such policies. The Company has no knowledge of any threatened termination of, or material premium increase with respect to, any such policy. Each such policy will continue to be enforceable and in full force and effect immediately following the Closing in accordance with the terms thereof as in effect immediately prior to the Closing.

2.19 Litigation. There is no action, suit, proceeding, claim, arbitration or, to the knowledge of the Company, investigation, before any Governmental Entity or before any arbitrator (a “Legal Proceeding”) which is pending or, to the knowledge of the Company, has been threatened against the Company or any Subsidiary (or any basis therefor), or, to the knowledge of the Company, against any officer, director, manager, employee or Affiliate of the Company or any Subsidiary in relation to the affairs of the Company.

2.20 Warranties. No product or service manufactured, sold, leased, licensed or delivered by the Company or any Subsidiary is subject to any guaranty, warranty, right of return, right of credit or other indemnity other than the applicable standard terms and conditions of sale or lease of the Company or the appropriate Subsidiary, which are set forth in Section 2.20 of the Disclosure Schedule.

2.21 Employees.

(a) Section 2.21 of the Disclosure Schedule contains a list of all employees of the Company and each Subsidiary as of the date hereof, along with the position and the annual rate of compensation of each such person. Each such employee has entered into a confidentiality/assignment of inventions agreement with the Company or a Subsidiary, substantially in the forms appended to Section 2.21 of the Disclosure Schedule. Section 2.21 of the Disclosure Schedule contains a list of all employees of the Company or any Subsidiary who are a party to a non-competition agreement with the Company or any Subsidiary; copies of which have been delivered to the Buyer. To the knowledge of the Company, none of the employees identified as “key employees” on Section 2.21 of the Disclosure Schedule has expressed an intention to terminate employment with the Company or any Subsidiary after the date hereof.

(b) Neither the Company nor any Subsidiary is a party to or bound by any collective bargaining agreement, nor has any of them experienced any strikes, grievances, claims of unfair labor practices or other collective bargaining disputes. The Company has no knowledge of any organizational effort made or threatened, either currently or within the past two years, by or on behalf of any labor union with respect to employees of the Company or any Subsidiary.

2.22 Employee Benefits.

(a) For purposes of this Agreement, the following terms shall have the following meanings:

(i) “Employee Benefit Plan” shall mean any “employee pension benefit plan” (as defined in Section 3(2) of ERISA), any “employee welfare benefit plan” (as defined in Section 3(1) of ERISA), and any other written or oral plan, agreement or arrangement involving direct or indirect compensation, including without limitation insurance coverage, severance benefits, disability benefits, deferred compensation, bonuses, stock options, stock purchase, phantom stock, stock appreciation or other forms of incentive compensation or post-retirement compensation.

(ii) “ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

(iii) “ERISA Affiliate” shall mean any entity which is, or at any applicable time was, a member of (1) a controlled group of corporations (as defined in Section 414(b) of the Code), (2) a group of trades or businesses under common control (as defined in Section 414(c) of the Code), or (3) an affiliated service group (as defined under Section 414(m) of the Code or the regulations under Section 414(o) of the Code), any of which includes or included the Company or a Subsidiary.

(b) Section 2.22 of the Disclosure Schedule contains a complete and accurate list of all Employee Benefit Plans maintained, or contributed to, by the Company, any Subsidiary or any ERISA Affiliate. Complete and accurate copies of (i) all Employee Benefit Plans which have been reduced to writing, (ii) written summaries of all unwritten Employee Benefit Plans, (iii) all related trust agreements, insurance contracts and summary plan descriptions, and (iv) all annual reports filed on IRS Form 5500, 5500C or 5500R and (for all funded plans) all plan financial statements for the last five plan years for each Employee Benefit Plan, have been delivered to the Buyer. Each Employee Benefit Plan has been administered in all material respects in accordance with its terms and each of the Company, the Subsidiaries and the ERISA Affiliates has in all material respects met its obligations with respect to such Employee Benefit Plan and has made all required contributions thereto. The Company, each Subsidiary, each ERISA Affiliate and each Employee Benefit Plan are in compliance in all material respects with the currently applicable provisions of ERISA and the Code and the regulations thereunder (including without limitation Section 4980B of the Code, Subtitle K, Chapter 100 of the Code and Sections 601 through 608 and Section 701 et seq. of ERISA). All material filings and reports as to each Employee Benefit Plan required to have been submitted to the Internal Revenue Service or to the United States Department of Labor have been duly submitted.

(c) There are no Legal Proceedings (except claims for benefits payable in the normal operation of the Employee Benefit Plans and proceedings with respect to qualified domestic relations orders or qualified medical child support order) against or involving any Employee Benefit Plan or asserting any rights or claims to benefits under any Employee Benefit Plan that could give rise to any material liability.

(d) All the Employee Benefit Plans that are intended to be qualified under Section 401(a) of the Code have received determination letters from the Internal Revenue Service to the effect that such Employee Benefit Plans are qualified and the plans and the trusts related thereto are exempt from federal income taxes under Sections 401(a) and 501(a), respectively, of the Code, no such determination letter has been revoked and revocation has not been threatened, and no such Employee Benefit Plan has been amended or operated since the date of its most recent determination letter or application therefor in any material respect, and no material act or omission has occurred, that would adversely affect its qualification or materially increase its cost. Each Employee Benefit Plan which is required to satisfy Section 401(k)(3) or Section 401(m)(2) of the Code has been tested for compliance with, and satisfies the requirements of, Section 401(k)(3) and Section 401(m)(2) of the Code for each plan year ending prior to the date hereof.

(e) Neither the Company, any Subsidiary, nor any ERISA Affiliate has ever maintained an Employee Benefit Plan subject to Section 412 of the Code or Title IV of ERISA in the seven (7) year period ending on the date hereof.

(f) At no time in the ten (10) year period ending on the date hereof has the Company, any Subsidiary or any ERISA Affiliate been obligated to contribute to any “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA).

(g) There are no unfunded obligations under any Employee Benefit Plan providing benefits after termination of employment to any employee of the Company or any Subsidiary (or to any beneficiary of any such employee), including but not limited to retiree health coverage and deferred compensation, but excluding continuation of health coverage required to be continued under Section 4980B of the Code or other applicable law and insurance conversion privileges under state law.

(h) No act or omission has occurred and no condition exists with respect to any Employee Benefit Plan maintained by the Company, any Subsidiary or any ERISA Affiliate that would subject the Company, any Subsidiary or any ERISA Affiliate to (i) any material fine, penalty, tax or liability of any kind imposed under ERISA or the Code or (ii) any contractual indemnification or contribution obligation protecting any fiduciary, insurer or service provider with respect to any Employee Benefit Plan.

(i) No Employee Benefit Plan is funded by, associated with or related to a “voluntary employees’ beneficiary association” within the meaning of Section 501(c) (9) of the Code.

(j) Each Employee Benefit Plan is amendable and terminable unilaterally by the Company at any time without liability to the Company as a result thereof except the vesting or acceleration of vesting of any Company contributions and no Employee Benefit Plan, plan documentation or agreement, summary plan description or other written communication distributed generally to employees by its terms prohibits the Company from amending or terminating any such Employee Benefit Plan.

(k) Section 2.22 of the Disclosure Schedule discloses each: (i) agreement with any stockholder, director, executive officer or other key employee of the Company or any Subsidiary (A) the benefits of which are contingent, or the terms of which are materially altered, upon the occurrence of a transaction involving the Company or any Subsidiary of the nature of any of the transactions contemplated by this Agreement, (B) providing any term of employment or compensation guarantee or (C) providing severance benefits or other benefits after the termination of employment of such director, executive officer or key employee; (ii) agreement, plan or arrangement under which any person may receive payments from the Company or any Subsidiary that may be subject to the tax imposed by Section 4999 of the Code or included in the determination of such person’s “parachute payment” under Section 280G of the Code; and (iii) agreement or plan binding the Company or any Subsidiary, including without limitation any stock option plan, stock appreciation right plan, restricted stock plan, stock purchase plan, severance benefit plan or Employee Benefit Plan, any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement.

(l) Section 2.22 of the Disclosure Schedule sets forth the policy of the Company and any Subsidiary with respect to accrued vacation, accrued sick time and earned time-off and the amount of such liabilities as of August 31, 2004.

2.23 Environmental Matters.

(a) Each of the Company and the Subsidiaries has complied with all applicable Environmental Laws (as hereinafter defined), except for noncompliance with any Environmental Laws that, individually or in the aggregate, would not reasonably be expected to result in a Company Material Adverse Effect. There is no pending or, to the knowledge of the Company, threatened civil or criminal litigation, written notice of violation, formal administrative proceeding, or written information request by any Governmental Entity nor has the Company received written notice of any investigation by any Governmental Entity, relating to any Environmental Law involving the Company or any Subsidiary. For purposes of this Agreement, “Environmental Law” shall mean any federal, state or local law, statute, rule or regulation relating to the environment or occupational health and safety, including without limitation any statute, regulation, administrative decision or order pertaining to (i) treatment, storage, disposal, generation and transportation of toxic or hazardous materials or substances or solid or hazardous waste; (ii) air, water and noise pollution; (iii) groundwater and soil contamination; (iv) the release or threatened release into the environment of toxic or hazardous materials or substances, or solid or hazardous waste, including without limitation emissions, discharges, injections, spills, escapes or dumping; (v) storage tanks, vessels, containers, abandoned or discarded barrels, and other closed receptacles used for toxic or hazardous materials or substances of solid or hazardous waste; and (vii) occupational health and safety. As used above, the terms “release” and “environment” shall have the meaning set forth in the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (“CERCLA”).

(b) There have been no releases by the Company of any Materials of Environmental Concern (as hereinafter defined) into the environment at any parcel of real property or any facility formerly or currently owned or operated by the Company or a Subsidiary other than in compliance with applicable Environmental Laws. The Company does not have knowledge of any releases by any other Person of any Materials of Environmental Concern (as hereinafter defined) into the environment at any parcel of real property or any facility formerly or currently owned or operated by the Company or a Subsidiary other than in compliance with applicable Environmental Laws. For purposes of this Agreement, “Materials of Environmental Concern” shall mean any chemicals, pollutants or contaminants, hazardous substances (as such term is defined under CERCLA), solid wastes and hazardous wastes (as such terms are defined under the Resource Conservation and Recovery Act), toxic materials, oil or petroleum and petroleum products or any other material subject to regulation under any Environmental Law.

(c) Set forth in Section 2.23 of the Disclosure Schedule is a list of all documents (whether in hard copy or electronic form) that contain any environmental reports, investigations and audits relating to premises currently or previously owned or operated by the Company or a Subsidiary (whether conducted by or on behalf of the Company or a Subsidiary or a third party, and whether done at the initiative of the Company or a Subsidiary or directed by a Governmental Entity or other third party) which the Company has possession of. A complete copy of each such document has been provided to the Buyer.

2.24 Legal Compliance. Except for matters arising under Environmental Laws, which are addressed in Section 2.23, each of the Company and the Subsidiaries, and the conduct and operations of their respective businesses, are in compliance with each applicable law (including rules and regulations thereunder) of any federal, state, local or foreign government, or any Governmental Entity, except for any violations or defaults that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

2.25 Customers and Suppliers. Section 2.25 of the Disclosure Schedule sets forth a list of (a) each customer that accounted for at least $50,000 of the Company’s consolidated revenues during either of the last two full fiscal years or the interim period through the Most Recent Balance Sheet Date and the amount of revenues accounted for by such customer during each such period and (b) each supplier that is the sole supplier of any significant product to the Company or a Subsidiary. Except as set forth on Section 2.25 of the Disclosure Schedule, to the knowledge of the Company, no such customer or supplier has indicated within the past year that it will stop, or decrease the rate of, buying products or supplying products, as applicable, to the Company or any Subsidiary.

2.26 Permits. Section 2.26 of the Disclosure Schedule sets forth a list of all permits, licenses, registrations, certificates, orders or approvals from any Governmental Entity (including without limitation those issued or required under Environmental Laws and those relating to the occupancy or use of owned or leased real property) (“Permits”) issued to or held by the Company or any Subsidiary. Such listed Permits are the only Permits that are required for the Company and the Subsidiaries to conduct their respective businesses as presently conducted, except for those the absence of which, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect. Each such Permit is in full force and effect and, to the knowledge of the Company, no suspension or cancellation of such Permit is threatened. No such Permit will expire as a result of the Merger or any of the other transactions contemplated hereby.

2.27 Certain Business Relationships With Affiliates. No Affiliate of the Company or of any Subsidiary (a) owns any property or right, tangible or intangible, which is used in the business of the Company or any Subsidiary, (b) has any claim or cause of action against the Company or any Subsidiary, or (c) owes any money to, or is owed any money by, the Company or any Subsidiary. Section 2.27 of the Disclosure Schedule describes any transactions or relationships between the Company or a Subsidiary and any Affiliate thereof which have occurred or existed since January 1, 2003.

2.28 Brokers’ Fees. Other than with respect to its obligation to pay Cascadia Capital LLC for financial services provided in connection with the transactions specifically contemplated by this Agreement, neither the Company nor any Subsidiary has incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders’ fees or agents’ commissions or any similar charges in connection with this Agreement or any transaction contemplated hereby. True, correct and complete copies of all agreements with Cascadia Capital have been provided to the Buyer.

2.29 Books and Records. The minute books and other similar records of the Company and each Subsidiary have been previously delivered or made available to the Buyer or its advisors, and such books and records contain complete and accurate records of all actions taken at any meetings of the Company’s or such Subsidiary’s stockholders, Board of Directors or any committee thereof and of all written consents executed in lieu of the holding of any such meeting. The books and records of the Company and each Subsidiary accurately reflect in all material respects the assets, liabilities, business, financial condition and results of operations of the Company or such Subsidiary and have been maintained in accordance with good business and bookkeeping practices.

2.30 Government Contracts.

(a) As used herein, the term “Government Contract” shall mean any Contract to which the Company or any Company Subsidiary is a party with any Governmental Entity or any contract, agreement or other arrangement to which the Company or any Subsidiary is a party that is a subcontract (at any tier) with another Person that holds either a prime contract with any Governmental Entity or a subcontract (at any tier) under such a prime contract.

(b) Section 2.30 of the Disclosure Schedule contains a complete and correct list of all Government Contracts (including subcontracts) that are either currently active in performance, or have been active in the past but have not been closed after receiving final payment, or have been active in performance for the five (5) year period prior to the Closing. Section 2.30 of the Disclosure Schedule accurately reports for each Government Contract the total net payments made as of the Most Recent Balance Sheet Date, payments due for work performed, and the Company’s best estimate of total projected value. Except as disclosed in Section 2.30 of the Disclosure Schedule, neither the Company nor any Subsidiary has bid on or been awarded any “small business set aside contract,” “woman-owned set aside contract,” any other “set aside contract” or other order or contract requiring small business or other special status at any time during the last five (5) years. None of the Company’s or any Subsidiary’s expected sales or orders will be lost, and the customer relations of the Company and its Subsidiaries will not be damaged, as a result of the Company continuing the operations of the Company and its Subsidiaries as an entity that does not qualify as a small business concern. The Company and each Subsidiary is, and has been since five (5) years prior to the date of this Agreement, in compliance with all material terms and conditions of each Government Contract, and neither the Company nor any Subsidiary has received notice of any breach or violation of any material contract requirement or law or regulation pertaining to any Government Contract. No contract termination, default notice or show cause notice is, or since the date five (5) years prior to the date of this Agreement has been, in effect pertaining to any Government Contract.

(c) Neither (i) the Company, any Subsidiary or any of their respective directors or officers, nor to the knowledge of the Company, any of their respective partners or stockholders nor (ii) to the knowledge of the Company, any of their respective predecessors has been debarred, suspended or excluded from participation in the award of any Government Contract or for any reason listed on the List of Parties Excluded from Federal Procurement and Non-procurement Programs nor, to the knowledge of the Company, has any debarment, suspension or exclusion proceeding been initiated against the Company, any Company Subsidiary or any of its or its Subsidiaries’ predecessors, partners, stockholders, directors or officers.

(d) There have been no Legal Proceedings involving or related to the Company or any Subsidiary or, to the knowledge of the Company, any Subsidiaries’ predecessors, partners, stockholders, directors, officers or employees with respect to an alleged or potential violation of a contract requirement or applicable law pertaining to any Government Contract, since the date ten (10) years prior to the date of this Agreement.

(e) Neither the Company nor any Subsidiary has conducted any internal investigation in connection with which the Company or any Subsidiary has engaged any outside legal counsel, auditor, accountant or investigator, or made any disclosure to any Governmental Entity or other customer or prime contractor or higher-tier subcontractor related to any suspected, alleged or possible violation of a contract requirement or violation of applicable law with respect to any Government Contract.

(f) The Company and each Subsidiary maintains systems of internal controls that are in compliance with all requirements of all of the Government Contracts and of applicable laws.

(g) Neither the Company or any Subsidiaries, nor any of their respective directors or officers, nor, to the knowledge of the Company any of their respective employees, partners, agents or assignees have violated any legal, administrative or contractual restriction concerning the employment of (or discussions concerning possible employment with) current or former officials or employees of a state, local or federal government (regardless of the branch of government), including (not limited to) the so-called “revolving door” restrictions set forth at 18 U.S.C. § 207.

(h) All representations, certifications and statements executed, acknowledged or submitted by or on behalf of the Company or any Subsidiary to a Governmental Entity, prime contractor or higher-tier subcontractor in connection with any Government Contract (or change or modification thereto) since five (5) years prior to the date of this Agreement, including (but not limited to) any statements made in connection with the Procurement Integrity law, 41 U.S.C. § 423, the Lobbying Disclosure Act of 1995, 2 U.S.C. § 1601-1612, the Byrd Amendment, 31 U.S.C. § 1352, and their associated implementing regulations, contract clauses, representations or certifications were complete and correct in all material respects when made.

(i) Neither the Company nor any Subsidiary has any pending or anticipated claims, requests for equitable adjustment or requests for waiver or deviation from contract requirements with respect to any Government Contract, and the Company has no knowledge of any claim or threatened claim against the Company or any Subsidiary by any customer agency with respect to any Government Contract, including, but not limited to, any claim for a reduction in price under any Government Contract. There exists no basis for a claim of liability against the Company by any Governmental Authority under the Truth in Negotiations Act and/or as a result of defective cost and pricing data submitted by the Company to any Governmental Authority.

2.31 Banks and Brokerage Accounts. Section 2.31 of the Disclosure Schedule sets forth (a) a true and complete list of the names and locations of all banks, trust companies, securities brokers and other financial institutions at which the Company or its Subsidiaries have an account or safe deposit box or maintains a banking, custodial, trading or other similar relationship, (b) a true and complete list and description of each such account, box and relationship, indicating in each case the account number and the names of the respective officers, employees, agents or other similar representatives of the Company or its Subsidiaries having signatory power with respect thereto and (c) a list of each Investment Asset (as hereinafter defined), the name of the record and beneficial owner thereof, the location of the certificates, if any, therefor, and any stock or bond powers or other authority for transfer granted with respect thereto. As used herein, “Investment Asset” shall mean all debentures, notes and other evidences of Indebtedness, stocks, securities (including rights to purchase and securities convertible into or exchangeable for other securities), interests in joint ventures and general and limited partnerships, mortgage loans and other investment or portfolio assets.

2.32 Foreign Corrupt Practices Act. Neither the Company, any of its Subsidiaries, nor to the knowledge of the Company or its Subsidiaries, any agent, employee or other Person acting on behalf of the Company or any of its Subsidiaries has, directly or indirectly, used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns from corporate funds, violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, or made any bribe, rebate, payoff, influence payment, kickback or other similar unlawful payment.

2.33 Takeover Statutes. No Takeover Statute (as hereinafter defined) applicable to the Company or its Subsidiaries is applicable to the Merger or the other transactions contemplated hereby. As used herein, “Takeover Statute” shall mean a “fair price,” “moratorium,” “control share acquisition” or other similar antitakeover statute or regulation enacted under state or federal laws in the United States, including, without limitation, Section 203 of the Delaware General Corporation Law.

2.34 Expenses; Subordinated Debt Payoff; Sale Payouts; Etc.

(a) Set forth on Section 2.34(a) of the Disclosure Schedule is a list of (i) all invoiced and unpaid legal fees from Mintz Levin and any other invoiced and unpaid legal fees incurred by the Company prior to the date hereof in connection with this Agreement and the consummation of the transactions contemplated hereby (ii) all legal, accounting and investment banking fees and expenses incurred by the Company or any of its Subsidiaries in connection with this Agreement and the consummation of the transactions contemplated hereby that are payable or will become payable by the Company or any Subsidiary (or their successors) on or after the date hereof (the “Company Transaction Expenses”).

(b) Appended to Section 2.34(b) of the Disclosure Schedule are executed payoff letters (the “Subordinated Debt Payoff Letters”) from each of MerchantBanc Venture Partners, L.P., LVIR Investor Group, LP, Green Mountain Capital, L.P., William Thalheimer, NeoCarta Scout Fund, L.L.C., NeoCarta Ventures, L.P., Zero Stage Capital V Limited Partnership, Zero Stage Capital SBIC VII, L.P., Zero Stage Capital VII, L.P. and Zero Stage Capital (Cayman) VII, L.P. (collectively, the “Subordinated Lenders”) indicating the respective amounts that are necessary to repay in full all indebtedness for borrowed money (and all related fees, expenses, penalties and other amounts) of the Company and the Subsidiaries to such Subordinated Lenders as of the date hereof, other than the Sale Payout Amounts (as hereinafter defined) (the aggregate of such amounts being sometimes referred to herein as the “Subordinated Debt Payoff Amount”).

(c) Appended to Section 2.34(c) of the Disclosure Schedule are executed payoff letters (the “Senior Debt Payoff Letters”) from each of Silicon Valley Bank and Keystone Venture IV, L.P. (collectively, the “Senior Lenders”) indicating the respective amounts that are necessary to repay in full all indebtedness for borrowed money (and all related fees, expenses, penalties and other amounts) of the Company and the Subsidiaries to such Senior Lenders as of the date hereof (the aggregate of such amounts being sometimes referred to herein as the “Senior Debt Payoff Amount”).

(d) Appended to Section 2.34(d) of the Disclosure Schedule are letters (the “Sale Payout Confirmation Letters”) from each of Keystone Venture IV, L.P., MerchantBanc Venture Partners, L.P., LVIR Investor Group, LP and Green Mountain Capital, L.P. (collectively, the “Sale Payout Beneficiaries”) confirming the amounts that will become payable by the Company to each of them as a result of the consummation of the Merger pursuant to letter agreements between the Company and each of such Persons (such amounts, the “Sale Payout Amounts”).

2.35 Termination Payments. Set forth on Section 2.35 of the Disclosure Schedule is a complete and detailed list of all payments that will become payable upon or after the Closing to any director, officer, employee, consultant, agent or Affiliate of the Company or any Subsidiary as a result of the completion of the Merger or the failure of any such Person to continue to act or serve in any such capacity after the Closing (collectively, the “Termination Payments”), such list to include the name of each Person to whom any Termination Payment will be owed and a reference to the agreement, contract or arrangement (or a written summary if such agreement, contract or arrangement is not in writing) pursuant to which such Termination Payment is payable.

2.36 Disclosure. No representation or warranty by the Company contained in this Agreement, and no statement contained in the Disclosure Schedule or any other document, certificate or other instrument delivered or to be delivered by or on behalf of the Company pursuant to this Agreement, contains or will contain any untrue statement of a material fact or omits or will omit to state any material fact necessary, in light of the circumstances under which it was or will be made, in order to make the statements herein or therein not misleading.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE BUYER

AND MERGER SUB

Each of the Buyer and Merger Sub represents and warrants to the Company as follows:

3.1 Organization, Qualification and Corporate Power. Each of the Buyer and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the state of its incorporation. The Buyer is duly qualified to conduct business and is in corporate and tax good standing under the laws of each jurisdiction in which the nature of its businesses or the ownership or leasing of its properties requires such qualification, except where the failure to be so qualified or in good standing would not have a Buyer Material Adverse Effect (as hereinafter defined). The Buyer has all requisite corporate power and authority to carry on the businesses in which it is engaged and to own and use the properties owned and used by it. The Buyer has furnished or made available to the Company complete and accurate copies of its Certificate of Incorporation and By-laws. For purposes of this Agreement, “Buyer Material Adverse Effect” shall mean a material adverse effect on the assets, business, condition (financial or otherwise), results of operations of the Buyer and its subsidiaries, taken as a whole, other than an affect resulting from an “Excluded Matter”.

3.2 Issuance of Merger Shares. All of the Merger Shares will be, when issued in accordance with this Agreement, duly authorized, validly issued, fully paid, non-assessable and free of all preemptive rights and, assuming the accuracy, authenticity and completeness of the representations made by the Stockholders in the Investment Representation Letters executed by them in connection herewith, issued in compliance with applicable federal and state securities laws.

3.3 Authorization of Transaction. Each of the Buyer and Merger Sub has all requisite power and authority to execute and deliver this Agreement and (in the case of the Buyer) the Escrow Agreement and to perform its obligations hereunder and thereunder. The execution and delivery by the Buyer and Merger Sub of this Agreement and (in the case of the Buyer) the Escrow Agreement and the consummation by the Buyer and Merger Sub of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action on the part of the Buyer and Merger Sub, respectively. This Agreement has been duly and validly executed and delivered by the Buyer and Merger Sub and constitutes a valid and binding obligation of the Buyer and Merger Sub, enforceable against them in accordance with its terms, except as the enforceability thereof may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar laws relating to the enforcement of creditors’ rights generally and by general principles of equity.

3.4 Non-contravention. Subject to compliance with the applicable requirements of the Securities Act and any applicable state securities laws, the Exchange Act and the filing of the Certificate of Merger as required by the Delaware General Corporation Law, neither the execution and delivery by the Buyer or Merger Sub of this Agreement or (in the case of the Buyer) the Escrow Agreement, nor the consummation by the Buyer or Merger Sub of the transactions contemplated hereby or thereby, will (a) conflict with or violate any provision of the charter or By-laws of the Buyer or Merger Sub, (b) require on the part of the Buyer or Merger Sub any filing with, or permit, authorization, consent or approval of, any Governmental Entity, (c) conflict with, result in breach of, constitute (with or without due notice or lapse of time or both) a default under, result in the acceleration of obligations under, or create in any party any right to terminate, modify or cancel, or require any notice, consent or waiver under, any contract or instrument to which the Buyer or Merger Sub is a party or by which either is bound or to which any of their assets are subject, or (d) violate any order, writ, injunction, decree, statute, rule or regulation applicable to the Buyer or Merger Sub or any of their properties or assets.

3.5 Reports and Financial Statements. Complete and accurate copies, as amended or supplemented, of the Buyer’s (a) Annual Report on Form 10-K for the fiscal year ended December 31, 2003, as filed with the Securities and Exchange Commission (the “SEC”), and (b) all other reports filed by the Buyer under Section 13 or subsections (a) or (c) of Section 14 of the Exchange Act with the SEC since December 31, 2003 (such reports are collectively referred to herein as the “Buyer Reports”) are available on the web site maintained by the SEC at http://www.sec.gov. The Buyer Reports constitute all of the documents required to be filed by the Buyer under Section 13 or subsections (a) or (c) of Section 14 of the Exchange Act with the SEC from December 31, 2003 through the date of this Agreement. The Buyer Reports complied in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder when filed. As of their respective dates, the Buyer Reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The audited financial statements and unaudited interim financial statements of the Buyer included in the Buyer Reports (i) complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto when filed, (ii) were prepared in accordance with GAAP applied on a consistent basis throughout the periods covered thereby (except as may be indicated therein or in the notes thereto, and in the case of quarterly financial statements, as permitted by Form 10-Q under the Exchange Act), (iii) fairly present the consolidated financial condition, results of operations and cash flows of the Buyer as of the respective dates thereof and for the periods referred to therein, and (iv) are consistent with the books and records of the Buyer.

3.6 Absence of Material Adverse Change. Since June 27, 2004, there has occurred no event or development which has had, or could reasonably be expected to have in the future, a Buyer Material Adverse Effect.

3.7 Litigation. Except as disclosed in the Buyer Reports, as of the date of this Agreement, there is no Legal Proceeding which is pending or, to the Buyer’s knowledge, threatened against the Buyer or any subsidiary of the Buyer which, if determined adversely to the Buyer or such subsidiary, could have, individually or in the aggregate, a Buyer Material Adverse Effect or which in any manner challenges or seeks to prevent, enjoin, alter or delay the transactions contemplated by this Agreement.

3.8 Brokers’ Fees. Other than with respect to its obligation to pay USBX Advisory Services, LLC for financial services provided in connection with the transactions specifically contemplated by this Agreement, neither the Buyer nor Merger Sub has incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders’ fees or agents’ commissions or any similar charges in connection with this Agreement or any transaction contemplated hereby.

3.9 Tax Matters. The Buyer has filed on a timely basis all Tax Returns that it was required to file, and all such Tax Returns were complete and accurate in all material respects. The Buyer is not and has never been a member of a group of corporations with which it has filed (or been required to file) consolidated, combined or unitary Tax Returns. The Buyer has paid on a timely basis all Taxes that were due and payable. The unpaid Taxes of the Buyer for tax periods through June 27, 2004 do not exceed the accruals and reserves for Taxes (excluding accruals and reserves for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the Buyer’s most recent balance sheet. The Buyer has no actual or potential liability for any Tax obligation of any taxpayer (including without limitation any affiliated group of corporations or other entities that included the Buyer during a prior period) other than the Buyer. All Taxes that the Buyer is or was required by law to withhold or collect have been duly withheld or collected and, to the extent required, have been paid to the proper Governmental Entity. No examination or audit of any Tax Return of the Buyer by any Governmental Entity is currently in progress or, to the knowledge of the Buyer, threatened or contemplated.

3.10 No Undisclosed Liabilities. Except as reflected or reserved against, as reflected in the Buyer Reports, there are no material liabilities of Buyer (other than liabilities incurred in the Ordinary Course of Business consistent with past practice since the date of the most recent Buyer Reports which are not for tort or for breach of contract).

3.11 Legal Compliance. The Buyer, and the conduct and operations of its business, is in compliance with each applicable law (including rules and regulations thereunder) of any federal, state, local or foreign government, or any Governmental Entity, except for any violations or defaults that, individually or in the aggregate, have not had and would not reasonably be expected to have a Buyer Material Adverse Effect.

3.12 Due Diligence; Sophisticated Acquiror. The Buyer acknowledges that it has had a reasonable opportunity to inspect and evaluate the assets, liabilities and business of the Company and each Subsidiary. The Buyer has sufficient experience in requesting information and evaluating and purchasing companies similar to the Company and each Subsidiary so that it is capable of evaluating the merits and risks of this transaction and of protecting its own interests. The Buyer has requested all information, made all inquiries, made inspection, received responses and done all other things it deems appropriate in evaluating this transaction.

3.13 Disclosure. No representation or warranty by the Buyer contained in this Agreement, and no statement contained in the any document, certificate or other instrument delivered or to be delivered by or on behalf of the Buyer pursuant to this Agreement, contains or will contain any untrue statement of a material fact or omit or will omit to state any material fact necessary, in light of the circumstances under which it was or will be made, in order to make the statements herein or therein not misleading.

ARTICLE IV

CERTAIN ACTIONS AND DELIVERIES

4.1 Actions and Deliveries by the Company and the Consenting Stockholders. At or prior to the Closing, the Company and the Consenting Stockholders shall have performed, or cause to be performed, each of the actions and shall have made, or caused to be made, each of the deliveries, specified below:

(a) the Company shall demonstrate to the satisfaction of the Buyer that the number of Dissenting Shares will not exceed one-half of one percent (0.5%) of the aggregate number of all outstanding shares of Company Common Stock and Company Preferred Stock (on an As-Converted Basis) as of the Effective Time;

(b) each of the Consenting Stockholders shall have delivered to the Buyer the Certificates (or lost certificate affidavits in form satisfactory to the Buyer in respect thereof) representing all shares of Company Stock held by such Consenting Stockholders as of immediately prior to the Effective Time;

(c) the Buyer shall have received and had the opportunity to review Investment Representation Letters in substantially the form of Exhibit B hereto executed by each of the Consenting Stockholders and each other Person receiving Merger Shares at the Closing;

(d) each of the Consenting Stockholders and each other Person receiving Merger Shares at the Closing shall have executed and delivered to the Buyer a counterpart signature page to the Registration Rights Agreement, the form of which agreement is attached hereto as Exhibit E;

(e) William H. Thalheimer, Chairman and Chief Executive Officer of the Company, shall have executed and delivered to the Buyer a Non-Competition Agreement in the form of Exhibit F hereto and a Consulting Agreement in the form of Exhibit G hereto;

(f) the Consenting Stockholders shall have delivered to the Buyer a Stockholder Representative Agreement, duly executed by each of the Consenting Stockholders and each of William H. Thalheimer, Frank Pinto and Jarrett Collins, in their capacities as members of a stockholder representative committee (collectively, the “Stockholder Representative Committee”), substantially in the form of Exhibit H attached hereto (the “Stockholder Representative Agreement”), which provides for, among other things, the appointment of the Stockholder Representative Committee and the authority of the Stockholder Representative Committee to act on behalf of the Accredited Stockholders hereunder and under the Escrow Agreement and the establishment of the “Stockholder Representative Reserve Fund” (as defined in the Stockholder Representative Agreement);

(g) the Company shall have delivered to the Buyer a certificate executed by the Chief Executive Officer and the Secretary of the Company, dated as of the Closing Date, certifying as to and attaching (if applicable) (i) true and correct copies of the Certificate of Incorporation and by-laws of the Company, (ii) the incumbency of the officers executing this Agreement on behalf of Company, (iii) true and correct copies of resolutions of the Board of Directors of the Company authorizing and approving the execution, delivery and performance of this Agreement and the transactions contemplated hereby, and the acts of the officers of the Company in carrying out the terms and provisions hereof, (iv) true and correct copies of resolutions of the Special Committee of the Board of Directors of the Company recommending the execution, delivery and performance of this Agreement and the transactions contemplated hereby and (v) a true and correct copy of a duly executed written consent executed by each of the Consenting Stockholders (and any affiliated entities) approving and adopting this Agreement and the Merger as approved by the Board of Directors of the Company (the “Company Stockholder Consent”);

(h) the Company shall have delivered to the Buyer certificates of good standing with respect to the Company and each U.S. Subsidiary from the Secretary of State (or other applicable authority) of the state of incorporation of the Company or such U.S. Subsidiary and the Secretary of State (or other applicable authority) of each jurisdiction in which the Company or such U.S. Subsidiary is qualified to do business, which certificates shall be dated within five (5) business days of the Closing Date;

(i) the Company and its Subsidiaries shall have provided to the Buyer evidence satisfactory to it of the termination of each of the Employee Benefit Plans of the Company or any Subsidiary that are or were intended to include a Code Section 401(k) arrangement (each, a “401(k) Plan”), in each case, pursuant to resolutions of the Board of Directors of the Company, or its Subsidiaries, as the case may be, which resolutions shall be in form and substance satisfactory to the Buyer;

(j) the Buyer shall have received from counsel to the Company an opinion with respect to the matters set forth in Exhibit I attached hereto, addressed to the Buyer and dated as of the date hereof;

(k) the Company shall have delivered to the Buyer the written opinion of counsel to the Company, in form and substance reasonably satisfactory to the Buyer, to the effect that the Merger will constitute a reorganization within the meaning of Section 368 of the Code, which opinion may be based upon reasonable representations of fact provided by the officers of the Company;

(l) the Company shall have caused to be delivered to the Buyer the Escrow Agreement executed by the Stockholder Representative Committee and the Escrow Agent;

(m) the Buyer shall have received copies of the resignations, effective as of the Effective Time, of each director and officer of the Company and the Subsidiaries (other than any such resignations which the Buyer designates, by written notice to the Company, as unnecessary);

(n) the Company shall have delivered to the Buyer an executed settlement and release agreement in form and substance satisfactory to the Buyer between the Company and Mr. Eduardo Juarez in respect of the Company’s obligations to Mr. Juarez under that certain arrangement described in Section 2.8 of the Disclosure Schedule (the “Juarez Payment”); and

(o) the Company shall have delivered to the Buyer its and each of its Subsidiaries’ stock ledgers and minute books.

4.2 Deliveries and Actions by the Buyer. At or prior to the Closing, the Buyer shall have performed, or caused to be performed, each of the actions and shall have made, or caused to be made, each of the deliveries, specified below:

(a) the Buyer shall have paid in full in immediately available funds out of the Total Cash Consideration the Special Liabilities identified as being paid by the Buyer on the at the Closing on Exhibit 1.3 in the amounts specified on such exhibit;

(b) the Buyer shall have paid to the Stockholder Representative Committee $135,000 in immediately available funds out of the Total Cash Consideration (the “Stockholder Representative Reserve Amount”) to be held and disbursed as the Stockholder Representative Reserve Fund pursuant to the Stockholder Representative Agreement;

(c) the Buyer shall have paid to the Senior Lenders the Senior Debt Payoff Amount in immediately available funds in accordance with the Senior Debt Payoff Letters;

(d) the Buyer shall have delivered to the Company a certificate of the Secretary or an Assistant Secretary of the Buyer, dated as of the Closing Date, certifying as to and attaching (if applicable) (i) true and correct copies of the Certificate of Incorporation and by-laws of the Buyer, (ii) the incumbency of the officers executing this Agreement on behalf of the Buyer and (iii) true and correct copies of resolutions of the Board of Directors of the Buyer authorizing and approving the execution, delivery and performance of this Agreement and the transactions contemplated hereby, and the acts of the officers of the Buyer in carrying out the terms and provisions hereof;

(e) the Buyer shall have delivered to the Company a certificate of good standing with respect to the Buyer from the Secretary of State of Delaware dated within three (3) business days of the Closing Date;

(f) the Buyer shall have delivered to the Company an opinion from counsel to the Buyer and Merger Sub with respect to the matters set forth in Exhibit J attached hereto, addressed to the Company and dated as of the Closing Date;

(g) the Buyer shall have delivered to the Company the written opinion of counsel to the Buyer, in form and substance reasonably satisfactory to the Company, to the effect that the Merger will constitute a reorganization within the meaning of Section 368 of the Code, which opinion may be based upon reasonable representations of fact provided by the officers of the Buyer;

(h) the Buyer shall deliver to the Company the Escrow Agreement executed by the Buyer;

(i) the Buyer shall have executed a counterpart signature page to the Registration Rights Agreement;

(j) the Buyer shall have executed and delivered to William H. Thalheimer, Chairman and Chief Executive Officer of the Company, a Consulting Agreement in the form of Exhibit G hereto; and

(k) the Buyer shall have obtained an opinion of USBX Advisory Services, LLC as to the fairness of the Merger to the stockholders of the Buyer.

4.3 Satisfaction. Any item delivered or any action taken in accordance with this Article IV that is required to be delivered to taken to the satisfaction of a Party shall be deemed to be satisfactory to such Party as a result of the occurrence of the Closing.

ARTICLE V

POST CLOSING COVENANTS

5.1 Indemnification of Former Officers and Directors.

(a) From and after the Closing Date, the Buyer and the Surviving Corporation shall jointly and severally indemnify, defend and hold harmless each present and former officer and director of the Company or any of its Subsidiaries (each, a “Former Officer or Director”) against all losses, claims, damages, liabilities, costs, fees and expenses, including reasonable fees and disbursements of counsel and judgments, fines, losses, claims, liabilities and amounts paid in settlement arising out of actions or omissions occurring prior to the Effective Time to the fullest extent required under the Company Charter Documents as in effect prior to the Effective Time. The Buyer agrees that all rights of each Former Officer or Director to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Closing Date as provided in the Company Charter Documents or in the comparable organizational documents of the Company or its Subsidiaries as in effect immediately prior to the Effective Time, shall survive the Closing Date and shall continue in full force and effect in accordance with their terms. For a period of six (6) years from the Closing Date, such rights shall not be amended, or otherwise modified in any manner that would adversely affect the rights of any Former Officer or Director, unless such modification is required by law.

(b) Each of the Buyer and the Former Officer or Directors shall cooperate, and cause their respective Affiliates to cooperate, in the defense of any claim and shall provide access to properties and individuals as reasonably requested and furnish or cause to be furnished records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials or appeals, as may be reasonably requested in connection therewith.

(c) The obligations of the Buyer under this Section 5.1 shall not be terminated or modified in such a manner as to adversely affect any Former Officer or Director to whom this Section 5.1 applies without the consent of the affected Former Officer or Director (it being expressly agreed that the Former Officers or Directors to whom this Section 5.1 applies shall be third-party beneficiaries of this Section 5.1). Notwithstanding the foregoing, the provisions of this Section 5.1 shall not in any manner amend, alter or impede the Buyer’s rights to indemnification from the Accredited Stockholders as provided in Article VI hereof, including any Former Officer or Director that is also an Accredited Stockholder. Notwithstanding anything to the contrary herein, the Buyer shall have no obligation under this Section 5.1 to the extent that any Former Officer or Director is covered by directors and officers insurance in effect prior to the Closing.

(d) Within twenty (20) days after the Closing, the Buyer shall purchase a supplemental tail policy of directors and officers insurance covering the Former Officers and Directors for a period of six (6) years following the Closing provided that the Stockholder Representative Committee shall pay, from the Stockholder Representative Reserve Fund or otherwise, one half (1/2) of the premiums and other costs payable in respect of such policy up to a maximum of Thirty Five Thousand Dollars ($35,000).

5.2 Tax-Free Reorganization. Each Party will use its reasonable efforts to cause the Merger to be treated as a reorganization within the meaning of Section 368 of the Code. The Parties will each make available to the other party and their respective legal counsel copies of all returns requested by the other party.

5.3 Additional Documents and Further Assurances; Cooperation. The Buyer and the Stockholder Representative Committee shall execute and deliver such other instruments and do and perform such other acts and things as may be necessary or desirable for effecting completely the consummation of this Agreement and the Merger.

5.4 Certain Tax Matters. All transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including any penalties and interest) incurred in connection with this Agreement, shall be paid by the party legally responsible therefor when due, and such party will, at their or its own expense, file all necessary Tax Returns and other documentation with respect to all such transfer, documentary, sales, use, stamp, registration and other such Taxes and fees.

5.5 Listing of Merger Shares. The Buyer shall use its best efforts to cause the Merger Shares to be listed on the Nasdaq National Market promptly following the Closing.

ARTICLE VI

INDEMNIFICATION

6.1 Indemnification by the Accredited Stockholders. The Accredited Stockholders, severally but not jointly, shall indemnify and hold harmless the Buyer, the Surviving Corporation, their direct and indirect subsidiaries and their respective directors, officers, employees, agents and affiliates (collectively, the “Indemnified Parties”) in respect of, and hold each of them harmless against, any and all debts, obligations and other liabilities (whether absolute, accrued, contingent, fixed or otherwise, or whether known or unknown, or due or to become due or otherwise), monetary damages, fines, fees, penalties, interest obligations, deficiencies, losses and expenses (including without limitation amounts paid in settlement, interest, court costs, costs of investigators, reasonable fees and reasonable expenses of attorneys, accountants, financial advisors and other experts, and other reasonable expenses of litigation) (“Damages”) incurred or suffered by any of the Indemnified Parties resulting from, relating to or constituting:

(a) any breach or inaccuracy of a representation or warranty of the Company made to or for the benefit of the Buyer contained in this Agreement or in any other agreement, certificate or other instrument executed and delivered by or on behalf of the Company pursuant to this Agreement;

(b) any failure by the Stockholder Representative Committee to perform or comply with any covenant applicable to it contained in this Agreement or any other agreement executed and delivered by it pursuant to this Agreement;

(c) any Legal Proceeding against any Indemnified Party arising out of or relating to the business or other activities of the Company or any Subsidiary prior to the Closing; or

(d) any failure of any Stockholder to have good and valid title to the shares of Company Stock held of record or beneficially by such Stockholder, free and clear of all Security Interests.

6.2 Indemnification Claims.

(a) An Indemnified Party shall give written notification to the Stockholder Representative Committee of either (i) the receipt of a written notice or a written demand that the Buyer determines, in its reasonable discretion, is reasonably likely to result in a claim for which indemnification pursuant to this Article VI may be brought or (ii) the commencement of any suit or proceeding relating to a third party claim for which indemnification pursuant to this Article VI may be sought (each a “Third Party Claim”). Such notification shall be given within 10 business days after receipt by the Indemnified Party of notice of such Third Party Claim, and shall describe in reasonable detail (to the extent known by the Indemnified Party) the facts constituting the basis for such Third Party Claim and the amount of the claimed damages; provided, however, that no delay on the part of the Indemnified Party in notifying the Stockholder Representative Committee shall relieve the Accredited Stockholders of any liability or obligation hereunder except to the extent of any damage or liability caused by or arising out of such failure. Within 20 days after delivery of such notification, the Stockholder Representative Committee, on behalf of the Accredited Stockholders, may, upon written notice thereof to the Indemnified Party, assume control of the defense of such Third Party Claim with counsel reasonably satisfactory to the Indemnified Party; provided that (i) the Stockholder Representative Committee may only assume control of such defense if it acknowledges in writing to the Indemnified Party that any Damages that may be assessed against the Indemnified Party in connection with such Third Party Claim constitute Damages for which the Indemnified Party shall be indemnified pursuant to this Article VI and (ii) the Stockholder Representative Committee may not assume control of the defense of any Legal Proceeding involving a Third Party Claim for criminal liability or in which equitable relief is sought against the Indemnified Party. If the Stockholder Representative Committee does not so assume control of such defense, the Indemnified Party shall control such defense. The party not controlling such defense (the “Non-controlling Party”) may participate therein at its own expense; provided that if the Stockholder Representative Committee assumes control of such defense and the Indemnified Party reasonably concludes that the Stockholders and the Indemnified Party have conflicting interests or different defenses available with respect to such Third Party Claim, the reasonable fees and expenses of counsel incurred by the Indemnified Party as a result of protecting or preserving such conflicting interests or different defenses shall be considered “Damages” for purposes of this Agreement. The party controlling such defense (the “Controlling Party”) shall keep the Non-controlling Party advised of the status of such Third Party Claim and the defense thereof and shall consider in good faith recommendations made by the Non-controlling Party with respect thereto. The Non-controlling Party shall furnish the Controlling Party with such information as it may have with respect to such Third Party Claim (including copies of any summons, complaint or other pleading which may have been served on such party and any written claim, demand, invoice, billing or other document evidencing or asserting the same) and shall otherwise cooperate with and assist the Controlling Party in the defense of such Third Party Claim. The Stockholder Representative Committee, on behalf of the Stockholders, shall not agree to any settlement of, or the entry of any judgment arising from, any such Third Party Claim without the prior written consent of the Indemnified Party, which shall not be unreasonably withheld or delayed; provided, however, that the Indemnified Party may reject any such settlement or judgment if the amount of such settlement or judgment is greater than the sum of (i) the Value of the Escrowed Shares then in escrow under the Escrow Agreement plus (ii) the amount of all then outstanding claims for indemnification under this Article VI. The Indemnified Party shall not agree to any settlement of, or the entry of any judgment arising from, any such Third Party Claim without the prior written consent of the Indemnifying Party, which shall not be unreasonably withheld or delayed.

(b) In order to seek indemnification under this Article VI, an Indemnified Party shall give written notification (a “Claim Notice”) to the Stockholder Representative Committee which contains (i) a description and the amount (the “Claimed Amount”) of any Damages incurred or reasonably expected to be incurred by the Indemnified Party, (ii) a statement that the Indemnified Party is entitled to indemnification under this Article VI for such Damages and a reasonable explanation of the basis therefor, and (iii) a demand for payment (in the manner provided in paragraph (c) below) in the amount of such Damages. If the Indemnified Party is seeking to enforce such claim pursuant to the Escrow Agreement, the Indemnified Party shall deliver a copy of the Claim Notice to the Escrow Agent.

(c) Within 10 days after delivery of a Claim Notice, the Stockholder Representative Committee shall deliver to the Indemnified Party a written response (the “Response”) in which the Stockholder Representative Committee on behalf of the Stockholders shall: (i) agree that the Indemnified Party is entitled to receive all of the Claimed Amount (in which case the Stockholder Representative Committee and the Indemnified Party shall deliver to the Escrow Agent, within three days following the delivery of the Response, a written notice executed by both parties instructing the Escrow Agent to distribute to the Buyer Escrowed Shares (based on the Value (as hereinafter defined) thereof) equal, in the aggregate, to the Claimed Amount), (ii) agree that the Indemnified Party is entitled to receive part, but not all, of the Claimed Amount (the “Agreed Amount”) (in which case the Stockholder Representative Committee and the Indemnified Party shall deliver to the Escrow Agent, within three days following the delivery of the Response, a written notice executed by both parties instructing the Escrow Agent to distribute to the Buyer Escrowed Shares (based on the Value thereof) equal, in the aggregate, to the Agreed Amount or (iii) dispute that the Indemnified Party is entitled to receive any of the Claimed Amount. If the Stockholder Representative Committee in the Response disputes its liability for all or part of the Claimed Amount, the Stockholder Representative Committee and the Indemnified Party shall follow the procedures set forth in Section 6.2(d) for the resolution of such dispute (a “Dispute”).

(d) During the 60-day period following the delivery of a Response that reflects a Dispute, the Stockholder Representative Committee and the Indemnified Party shall use good faith efforts to resolve the Dispute. If the Dispute is not resolved within such 60-day period, the Stockholder Representative Committee and the Indemnified Party shall discuss in good faith the submission of the Dispute to a mutually acceptable alternative dispute resolution procedure (the “ADR Procedure”). In the event the Stockholder Representative Committee and the Indemnified Party agree upon an ADR Procedure, such parties shall, in consultation with the chosen dispute resolution service (the “ADR Service”), promptly agree upon a format and timetable for the ADR

Procedure, agree upon the rules applicable to the ADR Procedure, and promptly undertake the ADR Procedure. The provisions of this Section 6.2(d) shall not obligate the Stockholder Representative Committee and the Indemnified Party to pursue an ADR Procedure or prevent either such party from pursuing the Dispute in a court of competent jurisdiction; provided that, if the Stockholder Representative Committee and the Indemnified Party agree to pursue an ADR Procedure, the results of the ADR Procedure shall be binding and neither the Stockholder Representative Committee nor the Indemnified Party may commence litigation or seek other remedies with respect to the Dispute except to enforce the decision resulting from the ADR Procedure. Any ADR Procedure undertaken by the Stockholder Representative Committee and the Indemnified Party shall be considered a compromise negotiation for purposes of federal and state rules of evidence, and all statements, offers, opinions and disclosures (whether written or oral) made in the course of the ADR Procedure by or on behalf of the Stockholder Representative Committee, the Indemnified Party or the ADR Service shall be treated as confidential and, where appropriate, as privileged work product. Such statements, offers, opinions and disclosures shall not be discoverable or admissible for any purposes in any litigation or other proceeding relating to the Dispute (provided that this sentence shall not be construed to exclude from discovery or admission any matter that is otherwise discoverable or admissible). The fees and expenses of any ADR Service used by the Stockholder Representative Committee and the Indemnified Party shall be shared equally by the Stockholder Representative Committee and the Indemnified Party, it being understood that any amounts payable hereunder by the Stockholder Representative Committee shall be satisfied solely from the Escrow Fund. If the Indemnified Party is seeking to enforce the claim that is the subject of the Dispute pursuant to the Escrow Agreement, the Stockholder Representative and the Indemnified Party shall deliver to the Escrow Agent, promptly following the resolution of the Dispute (whether by mutual agreement, pursuant to an ADR Procedure, as a result of a judicial decision or otherwise), a written notice executed by both parties instructing the Escrow Agent as to what (if any) portion of the Escrowed Shares shall be distributed to the Buyer and/or the Stockholders (which notice shall be consistent with the terms of the resolution of the Dispute).

(e) As set forth in Section 1(b) of the Stockholder Representative Agreement, the Stockholder Representative Committee shall have full power and authority on behalf of each Accredited Stockholder to take any and all actions on behalf of, execute any and all instruments on behalf of, and execute or waive any and all rights of, the Stockholders under this Article VI. The Stockholder Representative Committee shall have no liability to any Stockholder for any action taken or omitted on behalf of the Accredited Stockholders pursuant to this Article VI.

6.3 Survival of Representations and Warranties. All representations and warranties contained in this Agreement shall (a) survive the Closing and any investigation at any time made by or on behalf of an Indemnified Party and (b) shall expire on the first anniversary of the date hereof. If an Indemnified Party delivers to the Stockholder Representative Committee, before expiration of a representation or warranty, either a Claim Notice based upon a breach of such representation or warranty, or a notice that, as a result a legal proceeding instituted by or written claim made by a third party, the Indemnified Party reasonably expects to incur Damages as a result of a breach of such representation or warranty (an “Expected Claim Notice”), then such representation or warranty shall survive until, but only for purposes of, the resolution of the matter covered by such notice. If the legal proceeding or written claim with respect to which an Expected Claim Notice has been given is definitively withdrawn or resolved in favor of the Indemnified Party, the Indemnified Party shall promptly so notify the Stockholder Representative Committee.

6.4 Limitations, Etc.

(a) Notwithstanding anything to the contrary herein, the aggregate liability of the Accredited Stockholders for Damages under this Article VI shall not exceed $5,360,700, except as set forth in clause (e) below. For purposes solely of this Article VI, all representations and warranties of the Company in Article II (other than Section 2.36) shall be construed as if the term “material” and any reference to “Company Material Adverse Effect” (and variations thereof) were omitted from such representations and warranties.

(b) Notwithstanding anything to the contrary herein, the Indemnified Parties shall not be entitled to indemnification pursuant to this Article VI unless and until the total Damages to which the Indemnified Parties are entitled exceed Three Hundred Thousand Dollars ($300,000), at which point the Indemnified Parties shall be entitled to collect all Damages in excess of the first Three Hundred Thousand Dollars ($300,000) of Damages incurred; provided however, that such limitation shall not be applicable to any Damages incurred (i) as a result of or relating to any breach the representations and warranties set forth in Section 2.2(b) or Section 2.34 hereof or (ii) as a result of any Indemnified Party having to discharge any of the Special Liabilities in amounts in excess of the amounts thereof specified in Exhibit 1.3. In addition, the amount of any Damages hereunder shall be determined net of any insurance proceeds actually received by the Indemnified Parties in respect of the loss or liability giving rise to such Damages; provided that the Indemnified Parties shall not be entitled to delay the payment of a claim for indemnification hereunder pending the resolution of a claim for such insurance.

(c) For purposes of this Article VI, the “Value” of any Escrowed Shares delivered in satisfaction of an indemnity claim shall be the average of the last reported sale prices per share of the Buyer Common Stock on the Nasdaq National Market over the ninety (90) consecutive trading days ending on the date that the Escrowed Shares are delivered in satisfaction of such claims (subject to equitable adjustment in the event of any stock split, stock dividend, reverse stock split or similar event affecting the Buyer Common Stock since the beginning of such 90-day period), multiplied by the number of such Escrowed Shares. Except as set forth above or as otherwise expressly set forth herein, for all other purposes of this Agreement, the value of any Escrowed Shares delivered in satisfaction of an obligation or liability of the Stockholders shall be the average of the last reported sale prices per share of the Buyer Common Stock on the Nasdaq National Market over the five (5) consecutive trading days ending on the date that the Escrowed Shares are delivered in satisfaction thereof (subject to equitable adjustment in the event of any stock split, stock dividend, reverse stock split or similar event affecting the Buyer Common Stock since the beginning of such 5-day period), multiplied by the number of such Escrowed Shares.

(d) Notwithstanding any provision of this Agreement or the Escrow Agreement to the contrary, except with respect to claims based on fraud (i) any Damages for which the Accredited Stockholders are liable pursuant to this Article VI shall be satisfied solely and exclusively by the delivery of Escrowed Shares out of the Escrow Fund (as defined in the Escrow Agreement) and the Accredited Stockholders shall have no liability whatsoever to satisfy any Damages that exceed the Escrow Fund and (ii) except for claims for payments to, or reimbursements of, the Buyer under Section 1.6(b) and Section 1.9 and other claims for the payment of fees and expenses which, by the express terms of this Agreement or the Escrow Agreement, may be satisfied solely from the Escrow Fund, the remedies available under this Article VI and the Escrow Agreement shall be the sole and exclusive remedies of the Indemnified Parties with respect to all claims arising under, resulting from or relating to this Agreement or the transactions contemplated hereby.

(e) Notwithstanding anything to the contrary herein, if the Buyer incurs any Damages for which it is entitled to indemnification in accordance with Section 6.1(d) hereof as the result of the failure of any Accredited Stockholder to have good and valid title to the shares of Company Stock purported to be held of record or beneficially by such Accredited Stockholder, free and clear of all Security Interests, the Buyer’s recourse under this Article VI shall be solely to the Escrowed Shares allocable to such Accredited Stockholder (provided that if such Damages exceed the Value of such Escrowed Shares, the Buyer shall be entitled to recover such excess damages solely from such Accredited Stockholder notwithstanding any limitation on liability set forth herein) and no Indemnified Person shall have any recourse whatsoever against any other Accredited Stockholder or any Escrowed Shares allocable to any such Accredited Stockholder.

(f) Notwithstanding anything to the contrary herein, the Indemnified Parties shall not be entitled to collect consequential, special or punitive damages pursuant to this Article VI except to the extent that the Indemnified Parties suffer Damages for which they are entitled to indemnification hereunder as a result of the imposition of consequential, special or punitive damages against such Indemnified Parties in connection with a suit, claim or proceeding involving such Indemnified Parties and a third party.

(g) No Accredited Stockholder shall have any right of contribution against the Company or the Surviving Corporation with respect to any Damages claimed by an Indemnified Party.

ARTICLE VII

PRIVATE PLACEMENT

7.1 Private Placement. The offer and sale of the Merger Shares are being made pursuant to an exemption from the registration requirements under the Securities Act and, therefore, cannot be resold unless they are subsequently registered under the Securities Act and applicable state securities laws or unless exception from such registration is available. No Stockholder may sell, assign, pledge, transfer or otherwise dispose of or encumber any Merger Shares received by it or him except pursuant to an exemption from the registration requirements of the Securities Act and applicable state securities laws until such securities have been registered under the Securities Act and any applicable state laws. Any transfer or purported transfer in violation of this Section 7.1 shall be voidable by the Buyer, and the Buyer will not be required or obligated to register any transfer of the Merger Shares in violation of this Section 7.1. The Buyer may, and may instruct its transfer agent, to place such stop transfer orders as may be required on the transfer books of the Buyer in order to ensure compliance with this Section 7.1. Each certificate representing Merger Shares shall be endorsed with a legend in substantially the form set forth below (which shall be removed in accordance with the Registration Rights Agreement):

“THE SHARES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND MAY NOT BE OFFERED, SOLD, ASSIGNED, PLEDGED, TRANSFERRED OR OTHERWISE DISPOSED OF EXCEPT (i) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT, (ii) PURSUANT TO AN APPLICABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT OR (iii) PURSUANT TO THE RESALE PROVISIONS OF RULE 144 PROMULGATED THEREUNDER.”

ARTICLE VIII

INDEX OF DEFINED TERMS

For purposes of this Agreement, each of the following defined terms is defined in the Section of this Agreement indicated below.

Defined Term	Section
Accredited Carve-Out Participants	2.2
Accredited Stockholder	1.4
Adjusted Cash Consideration	1.4
Adjusted Stock Consideration	1.4
ADR Procedure	6.2
ADR Service	6.2
Affiliate	2.15
Aggregate Liquidation Preference Amount	1.4
Aggregate Option Exercise Value	1.4
Agreed Amount	6.2
As-Converted Basis	1.4
August 31, 2004 Balance Sheet	1.9
August 31, 2004 Working Capital Deficit	1.9
Board Meeting	2.3
Buyer	Introduction
Buyer Adjustment Notice	1.9
Buyer Common Stock	1.4
Buyer Common Stock Reference Price	1.4
Buyer Material Adverse Effect	3.1
Buyer Reports	3.5

Carve-Out Cash Amount	1.4
Carve-Out Value	2.2
CERCLA	2.23
Certificates	1.7
Certificate of Merger	1.1
Claimed Amount	6.2
Claim Notice	6.2
Closing	1.2
Closing Company Common Stock Per Share Amount	1.4
Closing Company Preferred Stock Liquidation Preference	1.4
Closing Payment	1.4
Closing Working Capital	1.9
Code	1.3
Company	Introduction
Company Carve-Out Plan	2.2
Company Common Stock	1.4
Company Intellectual Property	2.13
Company Material Adverse Effect	2.1
Company Option	1.4
Company Option Share Conversion Ratio	1.4
Company Option Share Conversion Value	1.4
Company Option Shares	1.4
Company Preferred Stock	1.4
Company Registered Intellectual Property	2.13
Company Stock	1.4
Company Stockholder Consent	4.1
Company Transaction Expenses	2.34
Consenting Stockholders	1.7
Contract	2.13
Controlling Party	6.2
Damages	6.1
Disclosure Schedule	Article II
Disclosure Statement	1.7
Dispute	6.2
Dissenting Shares	1.6
Dissenting Share Payments	1.6
Effective Time	1.1
Employee Benefit Plan	2.22
Environmental Law	2.23
ERISA	2.22
ERISA Affiliate	2.22
Escrow Agent	1.5
Escrow Agreement	1.5
Escrowed Shares	1.5
Exchange Act	2.15
Exchange Agent	1.7
Excluded Matter	2.1

Expected Claim Notice	6.4
Financial Statements	2.6
Former Officer or Director	5.1
Fully-Diluted Company Shares	1.4
GAAP	1.9
Governmental Entity	2.4
Indemnified Parties	6.1
Initial Cash	1.5
Initial Shares	1.5
Intellectual Property	2.13
Investment Asset	2.32
Juarez Payment	4.1
Legal Proceeding	2.19
Letter of Transmittal	1.7
License	2.13
Liens	2.13
Made-in-America Requirements	2.13
Materials of Environmental Concern	2.23
Merger	1.1
Merger Shares	1.4
Merger Sub	Introduction
Most Recent Balance Sheet	2.8
Most Recent Balance Sheet Date	2.6
Negative Working Capital Adjustment Amount	1.9
Non-Accredited Carve-Out Participants	2.2
Non-Accredited Stockholder	1.4
Non-Consenting Stockholder	1.7
Non-Controlling Party	6.2
Off-the-Shelf Software	2.13
Ordinary Course of Business	2.4
Parties	Introduction
Payoff Letters	4.15
Permits	2.26
Person	1.5
Positive Working Capital Adjustment Amount	1.9
PTO	2.13
Reasonable Best Efforts	4.1
Registered Intellectual Property	2.13
Response	6.2
Review Period	1.9
Sole Payout Amounts	2.34
Sole Payout Beneficiaries	2.34
Sole Payout Cash Amount	1.4
Sole Payout Confirmation Letters	2.34
SEC	3.5
Securities Act	1.4
Security Interest	2.4

Senior Debt Payoff Amount	2.34
Senior Debt Payoff Letters	2.34
Senior Lenders	2.34
Special Committee	2.3
Special Liabilities	1.3
Special Liabilities Amount	1.3
Stockholder	1.4
Stockholder Adjustment Notice	1.9
Stockholder Representative Committee	4.1
Stockholder Representative Reserve Amount	4.2
Stockholder Representative Reserve Fund	4.1
Stock Plan	2.2
Subsidiary	2.5
Subordinated Debt Payoff Amount	2.34
Subordinated Debt Payoff Letters	2.34
Subordinated Lenders	2.34
Surviving Corporation	1.1
Takeover Statute	2.33
Taxes	2.9
Tax Returns	2.9
Termination Payments	2.35
Third Party Claim	6.2
Threshold Amount	1.9
Total Cash Consideration	1.5
Total Stock Consideration	1.5
Value	6.4
Working Capital	1.9

ARTICLE IX

MISCELLANEOUS

9.1 Press Releases and Announcements. No Party shall issue any press release or public announcement relating to the subject matter of this Agreement without the prior written approval of the other Parties, which approval shall not be unreasonably withheld or delayed (provided, however, that the Buyer, in its sole discretion, can determine the content and timing of any such statement or communication made on or after the execution of this Agreement), except that this restriction shall be subject to the Buyer’s obligation to comply with applicable securities laws and the rules of the Nasdaq Stock Market.

9.2 No Third Party Beneficiaries. Except as otherwise provided herein, this Agreement shall not confer any rights or remedies upon any person other than the Parties and their respective successors and permitted assigns; provided, however, that the Stockholders, the holders of Company Options, the participants in the Company Carve-Out Plan and the Company’s independent directors (and their respective successors and permitted assigns) shall be third party beneficiaries of Article I of this Agreement.

9.3 Entire Agreement. This Agreement (including the documents referred to herein) constitutes the entire agreement among the Parties and supersedes any prior understandings, agreements or representations by or among the Parties, written or oral, with respect to the subject matter hereof; provided that the Mutual Confidentiality Agreement dated May 5, 2004 between the Buyer and the Company (as amended by that certain letter agreement entered into as of September 14, 2004 between such parties in reference thereto) shall remain in effect in accordance with its terms.

9.4 Succession and Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns. No Party may assign either this Agreement or any of its rights, interests or obligations hereunder without the prior written approval of the other Parties; provided that Merger Sub may assign its rights, interests and obligations hereunder to the Buyer or an Affiliate of the Buyer.

9.5 Counterparts and Facsimile Signatures. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument. This Agreement may be executed by facsimile signature.

9.6 Headings. The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

9.7 Notices. All notices, requests, demands, claims, and other communications hereunder shall be in writing. Any notice, request, demand, claim or other communication hereunder shall be deemed duly delivered four (4) business days after it is sent by registered or certified mail, return receipt requested, postage prepaid, or one (1) business day after it is sent for next business day delivery via a reputable nationwide overnight courier service, in each case to the intended recipient as set forth below:

If to the Company:	Copy to:

Imaging Automation, Inc. 25 Constitution Drive Bedford, NH 03310 Attention: William Thalheimer, President	Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. One Financial Center Boston, MA 02111 Attention: John Pomerance

If to the Buyer or Merger Sub:	Copies to:

Viisage Technology, Inc. 296 Concord Road, Third Floor Billerica, MA 01821 Attention: Bernard C. Bailey, President	Viisage Technology, Inc. 296 Concord Road, Third Floor Billerica, MA 01821 Attention: Elliot J. Mark, Vice President and General Counsel

Choate, Hall & Stewart Exchange Place, 53 State Street Boston, MA 02109 Attention: Charles J. Johnson

Any Party may give any notice, request, demand, claim or other communication hereunder using any other means (including personal delivery, expedited courier, messenger service, telecopy, telex, ordinary mail or electronic mail), but no such notice, request, demand, claim or other communication shall be deemed to have been duly given unless and until it actually is received by the party for whom it is intended. Any Party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other Parties notice in the manner herein set forth.

9.8 Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of laws of any jurisdictions other than those of the State of Delaware.

9.9 Amendments and Waivers. Any amendment of this Agreement shall be subject to any restrictions contained in the Delaware General Corporation Law. No amendment or waiver of any provision of this Agreement shall be valid unless the same shall be in writing and signed by the Buyer and the Stockholder Representative Committee (on behalf of the Stockholders). No waiver of any right or remedy hereunder shall be valid unless the same shall be in writing and signed by the party giving such waiver. No waiver by any party with respect to any default, misrepresentation or breach of warranty or covenant hereunder shall be deemed to extend to any prior or subsequent default, misrepresentation or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

9.10 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the Parties agree that the court making the determination of invalidity or unenforceability shall have the power to limit the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified.

9.11 Submission to Jurisdiction; Waiver of Jury Trial. Each of the Parties (a) submits to the jurisdiction of any state or federal court sitting in Boston, Massachusetts in any action or proceeding arising out of or relating to this Agreement, (b) agrees that all claims in respect of such action or proceeding may be heard and determined in any such court, and (c) agrees not to bring any action or proceeding arising out of or relating to this Agreement in any other court. Each of the Parties waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought and waives any bond, surety or other security that might be required of any other Party with respect thereto. Any Party may make service on another Party by sending or delivering a copy of the process to the Party to be served at the address and in the manner provided for the giving of notices in Section 9.7. Nothing in this Section 9.11, however, shall affect the right of any Party to serve legal process in any other manner permitted by law. IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THE TRANSACTIONS CONTEMPLATED HEREBY, THE PARTIES HERETO IRREVOCABLY CONSENT TO TRIAL WITHOUT A JURY.

9.12 Construction.

(a) The language used in this Agreement shall be deemed to be the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Party.

(b) Any reference to any federal, state, local or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise.

[Signature pages follow]

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first above written.

VIISAGE TECHNOLOGY, INC.

By:	/s/ William K. Aulet
Name:	William K. Aulet
Title:	Senior Vice President and Chief Financial Officer

IRELAND ACQUISITION CORP.

By:	/s/ William K. Aulet
Name:	William K. Aulet
Title:	Treasurer

IMAGING AUTOMATION, INC.

By:	/s/ William H. Thalheimer
Name:	William H. Thalheimer
Title:	Chairman and Chief Executive Officer

The undersigned, being the duly elected Secretary of Merger Sub, hereby certifies that this Agreement has been adopted by a majority of the votes represented by the outstanding shares of capital stock of Merger Sub entitled to vote on this Agreement.

/s/ Elliot J. Mark
Secretary

The undersigned, being the duly elected Secretary of the Company, hereby certifies that this Agreement has been adopted by a majority of the votes represented by the outstanding shares of Company Stock entitled to vote on this Agreement.

/s/ John Thompson
Secretary